

OFFERING MEMORANDUM DATED DECEMBER 13, 2023

CRAVEWORTHY LLC
(A NEVADA LIMITED LIABILITY COMPANY)

755 Schneider Drive
South Elgin, Illinois 60177

www.craveworthybrands.com

SPV Interests Representing Up to $5,000,000 of Class A Units
Offering Price Per Share: $1.05
Minimum Investment Amount per investor: $500

There is no maximum subscription per investor.

Craveworthy LLC ("the company," "we," or "us"), is offering up to $5,000,000 worth of Class A Units (the "Offering"). The minimum target amount under this Regulation CF offering is $10,000 (the "Target Amount"). Through its distribution and perk/reward incentives, the Company must reach its Target Amount of $10,000 by April 30, 2024, the end date of the offering (the "Target Date"). The investment will be made through Craveworthy CF SPV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Co-Issuer").

Unless the Company raises at least the Target Amount of $10,000 under the Regulation CF offering by April 30, 2024, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

The Offering is being made through Jumpstart Micro, Inc. d.b.a. Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The

Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

In this Offering Memorandum, (the "Offering Memorandum") the term "Craveworthy," "we," "us," "our," or "the Company" refers to Craveworthy LLC a Nevada Limited Liability Company and its subsidiaries on a consolidated basis.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Craveworthy LLC's (the "Company") Certificate of Organization and does not purport to be complete and is qualified in its entirety by the Certificate of Organization and its Operating Agreement. For a complete description of the Company's capital stock, you should refer to our Certificate of Organization and our Operating Agreement and applicable provisions of the Nevada Limited Liability Company law.

General

The Company is selling Class A Units in this Offering. The investment will be made through Craveworthy CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 under that act. The Company is authorized to issue up to 30,000,000 Class A Units and 8,750,000 Class B Units. As of the date of this Offering Memorandum, 24,656,250 Class A Units and 8,750,000 Class B Units are issued and outstanding.

Co-Issuer

The securities in this offering will be issued both by the Company and the Co-Issuer. The proceeds from the offering from the issuance of the SPV Interests will be received by the Co-Issuer and invested immediately in the Class A Units issued by the Company. The Co-Issuer will be the legal owner of the Class A Units. Investors in this offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class A Units as if they invested directly in the Company.

Class A Units and Class B Units

The following description summarizes the most important terms of the Company's Class A Units and Class B Units. Defined terms not otherwise defined here in this subsection will have the meaning ascribed to them in the Operating Agreement filed as Exhibit A to this Offering Memorandum.

The Company is manager-managed

The business and affairs of the Company shall be managed by its Managers. The Managers shall direct, manage and control the business of the Company. A unanimous vote of the Class B Unitholders is required to determine the number of Managers. A Manager need not be a Member of the Company.

Voting: Each Manager is entitled to one vote. The Managers shall act by the affirmative vote of a majority of the total number of votes ascribed to the Managers; provided, however, that the approval of any Major Events shall be subject to the unanimous approval of the Wildcat Managers and FG Managers.

Further, in addition to the unanimous approval of the Wildcat Managers and the FG Managers, the affirmative vote of 60% of the Members shall be required to approve any Third-Party Sale where the projected remaining distributions after application of Section 10.3(a) and Section 10.3(b) of the Operating Agreement will be insufficient to the extent Class A Unitholders will receive aggregate distributions that are less than their Capital Accounts if distributed under Section 10.3(c) of the Operating Agreement.

Profit Distribution – Order of Preference

After giving effect to the special allocations set forth in Sections 6.3 and 6.4 of the Operating Agreement, Profits for any Allocation Period shall be allocated to the Unitholders in the following order of priority:

- First, to the Unitholders in proportion to the cumulative Losses previously allocated to them under Section 6.2 of the Operating Agreement until a cumulative amount of Profits has been allocated to the Unitholders pursuant to Section 6.1(a) of the Operating Agreement equal to the aggregate amount of Losses allocated to such Unitholder pursuant to Section 6.2 of the Operating Agreement.

- Second, to Class B Unitholders, the Preferred Allocation, to the extent applicable.
- Third, to the Unitholder in accordance with Percentage Interests.

Class A Units – Unadmitted Assignee

A Person who acquires Class A Units pursuant to this Offering Memorandum shall be deemed an Unadmitted Assignee. An Unadmitted Assignee shall be entitled only to allocations and distributions with respect to the Class A Units in accordance with the Operating Agreement. See – *"Profit Distribution - Order of Preference"*.

Rights and Preferences

An Unadmitted Assignee will not have rights to any information or accounting of the affairs of the Company. An Unadmitted Assignee will not have rights to inspect the books or records of the Company. An Unadmitted Assignee will not have voting rights. An Unadmitted Assignee will not have rights of a Member under the Nevada Limited Liability Company Act, as amended from time to time, or the Operating Agreement

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company or deemed liquidation event, The Managers shall take full account of the Company's liabilities and Property and shall cause the Property, or the proceeds from the sale thereof, to the extent sufficient therefor, to be applied and distributed, to the maximum extent permitted by law, in the following order:

(a) First, to creditors (including Unitholders and Managers who are creditors) in satisfaction of all of the Company's debts and other liabilities, other than liabilities for which reasonable provision for payment has been made and liabilities for distribution to Unitholders under the Act;

(b) Second, except as provided in this Operating Agreement, to Unitholders and former Unitholders of the Company in satisfaction of liabilities for distribution under the Act;

(c) Third, to the Unitholders pro rata in accordance with positive balances in their Capital Accounts;

(d) The balance, if any, to Unitholders in accordance with their Percentage Interests.

Class B Units

Class B Unitholders have certain privileges and preferences that Class A Unitholders do not have. Some of these preferences are listed below:

- Amendment of the Operating Agreement: The Operating Agreement may be amended by a majority vote of the Members holding Class B Units with exceptions set forth in the Operating Agreement.
- Right to fix the number of Managers: The number of Managers shall be fixed from time to time by the Members holding Class B Unis.
- Profits: Class B Unit Holders may have preferential treatment regarding profit distribution depending on certain circumstances described in the Operating Agreement. See Section 6.1 of the Operating Agreement, included in this filing as Exhibit A.

What it Means to be a Minority Holder

As an investor in the Class A Units of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:
- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition, transfers are subject to contractual restrictions under the Operating Agreement of the Co-Issuer, in the event investors in the offering become direct holders of the Company's securities.

Transfer Agent

The Company has selected Colonial Stock Transfer, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

THE COMPANY AND ITS BUSINESS

Overview

Craveworthy LLC, a Nevada Limited Liability Company, (the "Company" or "Craveworthy") was organized on December 19, 2022 with a vision to implement our seasoned organizational and leadership strategies to: (i) create new and emerging restaurant brands, (ii) develop mid-size, underdeveloped restaurant brands, (iii) supercharge the growth of all restaurant brands acquired and (iv) revitalize established legacy brands in the fast casual dining space.

Specifically, Craveworthy acquires legacy, emerging, and virtual restaurant brands in the fast casual restaurant space. Acquiring a brand can mean either owning the restaurant itself or owning the rights to franchise a brand. The Company wholly owns each of the brands listed below with the exception of Soom Soom, where the Company owns 50% of the franchising rights of the brand. When determining whether to acquire a new brand Craveworthy looks to the following factors:

- Number of locations including company owned and franchised locations.
- Quality of food and price point.
- Size/footprint of existing restaurants.
- Expertise of target's management team.
- Financial history.
- Valuation.

Upon acquisition of a brand, Craveworthy may do some or all of the following:
- Open Craveworthy owned restaurants of the specific brand.
- Sell franchise locations for a brand.
- Open virtual kitchens.
- Leverage in-house skills by providing shared services to enable efficient operations.

Investments in this Offering will be made through Craveworthy CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

Brands

The brands that Craveworthy has acquired are categorized as either an emerging brand, a legacy brand or a virtual brand.

- Emerging brands: An emerging brand typically has less than 50 locations and has potential to scale.
- Legacy brands: A legacy brand is a brand that has a larger following and longer brand history than emerging brands.
- Virtual brands: Virtual brands are brands that operate as virtual restaurants, also known as ghost restaurants. They are online only restaurants that serve customers exclusively through delivery. They do not have dine-in or pickup options.

As of December 13, 2023, the Craveworthy platform consists of ten brands. Below are the statistics relating to each of those brands.

BRAND	TYPE OF BRAND	DESCRIPTION	NUMBER OF COMPANY OPERATED RESTAURANTS	NUMBER OF FRANCHISE LOCATIONS	NUMBER OF GHOST KITCHENS	NUMBER OF STORES IN DEVELOPENT
	EMERGING BRAND	Buffalo chicken wings, tenders, dumplings, and sandwiches along with our customizable fries and unique sides.	1	11	0	18



krafted BURGER BAR + TAP	EMERGING BRAND	Chef curated burger bar.	2	0	0	0
THE BUDLONG™ SOUTHERN CHICKEN	EMERGING BRAND	Nashville hot chicken concept.	5	0	0	3
Lucky Cat POKE CO.	VIRTUAL BRANDS	Fast casual poke.	1	0	42	0
GENGHIS GRILL® STIR-FRIED BOWLS	LEGACY BRAND	Create-your-own bowl concept. Guests are invited to create their perfect bowl from over 80+ premium proteins, signature spices & sauces and hand-cut veggies.	28	16	0	24
BD's MONGOLIAN GRILL	LEGACY BRAND	Asian stir-fry concept with elevated culinary experience.	6	10	0	0
FLAT TOP GRILL™	LEGACY BRAND	Elevated Asian fusion with flat top grill style cooking.	4	0	0	0
SOOM SOOM (1)	EMERGING BRAND	Mediterranean food.	0	0	0	0
Scramblin' EDS BREAKFAST IN A JIFFY! (2)	VIRTUAL BRAND	Breakfast sandwiches, wraps and bowls.	0	0	0	0

















(3)	VIRTUAL BRAND	Italian favorites.	0	0	0	0

(1) The Company intends to begin selling franchise locations Soom Soom during the first half of 2024. The goal is to sell 25 franchise locations by December 31, 2024.
(2) The Company has not yet filed organizational documents for this entity. The Company intends to file organizational documents during Q1 2024. There are no current operations for this entity.
(3) The Company has not yet filed organizational documents for this entity. The Company intends to file organizational documents during Q1 2024. There are no current operations for this entity.

LOCATIONS



GENGHIS GRILL
BD's
MONGOLIAN GRILL
FLAT TOP
GRILL
THE BUDLONG
HOT CHICKEN
krafted
BURGER BAR + TAP
WING IT ON!
Lucky Cat
POKE CO.

In total this graph reflects 37 franchise locations, 47 Company operated locations and 42 virtual restaurants as of December 13, 2023.

Subsidiaries

The organizational chart below provides an overview of our subsidiaries.

Craveworthy LLC Ownership Structure


Craveworthy LLC
100%
DK Group 2008, Inc.
DK FlatTop Grill, LLC
Mongolian Operating Company, LLC
BD'S Mongolian Grill Franchise LLC
100%
Grill Group 2017, LLC
Grill Operations 2017, LLC
Genghis Grill Franchise LLC
100%
The Budlong Franchise LLC (OpCo)
100%
The Budlong Franchise Nevada LLC
100%
Krafted Burgers Franchise LLC
100%
WIO Ops LLC (OpCo)
100%
WIO Franchising LLC
100%
The Lucky Cat Poke Company LLC
50%
Soom Soom Franchising LLC

Subsidiaries

SUBSIDIARY	ACQUISITION OR ORGANIZATION DATE	NUMBER OF PART-TIME EMPLOYEES	NUMBER OF FULL TIME EMPLOYEES
WIO Ops LLC	January 25, 2023 (acquired)	6	1
WIO Franchising LLC	January 25, 2023 (acquired)	4	1
Krafted Burgers Franchise LLC	January 4, 2023 (acquired)	27	2
Lucky Cat Poke Company, LLC	January 4, 2023 (acquired)	0	0
Budlong Franchise LLC	January 4, 2023 (acquired)	37	6
Budlong Franchise Nevada LLC	January 4, 2023 (acquired)	0	0
Grill Group 2017, LLC	August 1, 2023 (acquired)	517	62
Grill Operations 2017, LLC	August 1, 2023 (acquired)	0	0
Genghis Grill Franchise LLC	August 1, 2023 (acquired)	0	0
DK Group 2008, Inc.	August 1, 2023 (acquired)	0	0
DK Flat Top Grill, LLC	August 1, 2023 (acquired)	94	12
Mongolian Operating Company, LLC	August 1, 2023 (acquired)	193	14
BD's Mongolian Grill Franchise LLC	August 1, 2023 (acquired)	0	0
Soom Soom Franchising LLC	September 27, 2023 (organized)	0	0
TOTAL PART TIME EMPLOYEES: 878			
TOTAL FULL TIME EMPLOYEES: 99*			
TOTAL EMPLOYEES: 977*			

**1 Full time employee at Craveworthy LLC*

Acquisition Strategy

When determining whether to acquire a new brand the Company looks to the following factors:

- Number of locations including company owned and franchised locations.
- Quality of food and price point.

- Size/footprint of existing restaurants.
- Expertise of target's management team.
- Financial history.
- Valuation.

Material Agreements

Management Services Agreement
Capitalized terms not otherwise defined in this section shall have the meaning ascribed to them in the MS Agreement (defined below).

On January 1, 2023, the Company and Wildcat Investments, L.L.C., an Illinois limited liability company ("Wildcat"), RCS Holdings LLC, an Illinois limited liability company ("RCS") and FG Merchant Partners, LP, a Delaware limited partnership ("FG" and together with Wildcat and RCS, collectively the "Management Companies") entered into a Management Services Agreement (the "MS Agreement").

Pursuant to the terms of the MS Agreement, the Management Companies will provide advisory, consulting, and other services to the Company. In return the Management Companies will receive the following fees:

Upon the consummation of a Third-Party Sale of the Company on or after the one-year anniversary of the Effective Date the aggregate Fee shall be equal to ten percent (10%) of the total net value of all consideration received by the Company or its equity owners (whether cash, stock, other property or a combination thereof) in a Third-Party Sale, after deduction of all legal and investment banking fees and any other transaction expenses payable by the Company or the shareholders to consummate the Third-Party Sale. The Fee shall be due and payable immediately following the consummation of the Third-Party Sale. The aggregate Fee shall be allocated among the Management Companies as follows: (i) Wildcat: 34.86% of the aggregate Fee, (ii) RCS: 30.85% of the aggregate Fee, and (iii) FG: 34.29% of the aggregate Fee.

Grill Group: Restaurant Management Agreement

Capitalized terms not otherwise defined in this section shall have the meaning ascribed to them in the RM Agreement (defined below).

On January 1, 2023, Craveworthy Brands and Grill Group 2017, LLC ("Grill Group") entered into the Restaurant Management Agreement ("RM Agreement"). Pursuant to the terms of the RM Agreement, Craveworthy appoints Grill Group as the exclusive agent of the Restaurant (Budlong Hot Chicken, KB+T and Lucky Cat) for the Services. In return Craveworthy pays fees to Grill Group in the amount of 3% of gross revenues received from operations of the Restaurant during the preceding month.

WIO Franchising: Equity Contribution and Exchange Agreement

Capitalized terms not otherwise defined in this section shall have the meaning ascribed to them in the Equity Contribution and Exchange Agreement, dated January 25, 2023 between WIO Franchising Inc., a North Carolina corporation ("WIO"), the shareholders of WIO (as listed on Exhibit A thereto and defined as "Shareholders") and Craveworthy LLC, a Nevada LLC ("Craveworthy").

On January 25, 2023, WIO transferred all of its units in WIO Franchising, LLC a North Carolina Limited Liability Company ("NEWCO") to Craveworthy. In exchange for the transfer, Craveworthy transferred to WIO 3,500,00 Class A Units of Craveworthy.

Further, in exchange for the assignment to Craveworthy of the Franchise System, Craveworthy will make the Contingent Payments to WIO in the amount of 17% of the gross royalties collected by Craveworthy from WIO franchisees, provided that that aggregate amount of Contingent Payments shall not exceed $3,800,000.

Mongolian Concepts New Holdings, LLC

Capitalized terms not otherwise defined in this section shall have the meaning ascribed to them in the Equity Contribution and Exchange Agreement dated March 31, 2023.

On March 31, 2023 the Company issued 6,250,000 Class A Units and warrants to purchase an additional 1,000,000Class A Units in Craveworthy at an exercise price per Class A Unit equal to $3.00 to Mongolian Concepts new Holdings LLC in exchange for all of the issued and outstanding Equity Interests of Grill Group 2017 a Texas limited liability company.

Soom Soom

Capitalized terms not otherwise defined in this section shall have the meaning ascribed to them in the Management Agreement dated October 5, 2023 between Soom Soom Franchising LLC a Nevada limited liability company and Craveworthy LLC. Terms not otherwise defined herein shall have the meaning ascribed to them in the related License Agreement or Operating Agreement, as applicable.

Throughout the term of the engagement Craveworthy LLC will use commercially reasonable efforts to plan and provide a strategy for development and operation of brick and mortar restaurants through third-party franchising and affiliates.

Term: Terminates automatically upon expiration of the License Agreement.

Fees:

- Craveworthy has the right to share in distributions as a member of Soom Soom Franchising LLC and pursuant to the terms of the Operating Agreement.
  - As consideration for the license to the Soom Soom Brand, Soom Soom Franchising LLC shall pay C3-Soom Soom LLC, as Licensor, a monthly license fee equal to one-sixth (1/6) of the Royalty Fees and two percent (2%) of all Net Sales of Corporate Stores.

Loan Agreements

On October 26, 2021, DK Flat Top Grill, LLC entered into a 30 year loan with the U.S. Small Business Administration under the Economic Injury Disaster Loan program in the amount of $500,000.00 at a fixed rate of 3.75%. Monthly principal and interest payments of $2,575.00 began 24 months of the loan date, October 26, 2023, and will continue through October 26, 2051 with any remaining principal and interest due on that date. As of December 13, 2023, the loan balance is $497,972.

On August 31, 2021, Mongolian Concepts, LLC and its subsidiaries entered into a 3 year Loan Modification and Forbearance Agreement with First Horizon Bank in the amount of $5,800,000. This was a modification of previous debt issued between 2017 and 2020. The loan principal is amortized over 84 months with a variable interest rate of Wall Street Published Prime Rate plus 2.0%. The note was modified effective August 1, 2023 as a result of the Craveworthy LLC acquisition of the borrowing entities. No material modifications were made to the structure of the loan. As of December 13, 2023, the loan balance is $4,211,896.

On March 16, 2023, the Company and FG Financial Group, Inc. entered into a $200,000 senior unsecured promissory note ("Promissory Note 1"). The Promissory Note 1 is subject to a 13% per annum borrowing fee. The repayment amount shall be due and payable at the earlier of (i) March 15, 2024 or (ii) as soon as the Company has raised funds equal to or greater than the repayment amount. This note was cancelled on October 17, 2023.

On June 9, 2023 the Company and FG Financial Group entered into an Amended and restated senior secured promissory note in the principal amount of $200,000 at a 13% interest rate ("Promissory Note 2"). The Promissory Note 2 is due and payable in full on March 15, 2024. In consideration of lender making the loan evidenced by the promissory note, the Company agreed to issue the lender 50,000 Class A Units.

On June 9, 2023 the Company and FG Special Situations Partners LP entered into a senior secured promissory note in the amount of $250,000 at a 13% interest rate ("Promissory Note 3"). The Promissory Note 3 is due and payable in full on June 8, 2024. In consideration of lender making the loan evidenced by the promissory note, the Company agreed to issue the lender 62,500 Class A Units.

On June 9, 2023 the Company and FG Special Situations Partners LP entered into a senior secured promissory note in the amount of $200,000 at a 13% interest rate ("Promissory Note 4"). The Promissory Note 4 is due and payable in full on April 25, 2024. In consideration of lender making the loan evidenced by the promissory note, the Company agreed to issue the lender 50,000 Class A Units.

On June 20, 2023 the Company and Everstar Capital Appreciation Fund LP entered into a senior unsecured promissory note in the amount of $500,000 with an interest rate of 13% ("Promissory Note 5"). The Promissory Note 5 is due and payable in full on June 19, 2024. In consideration of lender making the loan evidenced by the promissory note, the Company agreed to issue the lender 125,000 Class A Units.

On October 17, 2023 the Company consolidated and refinanced Promissory Note 1, Promissory Note 2, Promissory Note 3, Promissory Note 4 and Promissory Note 5 and added additional funding of $250,000, into a $1,711,787.45 senior secured promissory note. The promissory note is subject to a 15% per annum borrowing fee, 5% which is due in cash each quarter and 10% of which is accrued. The repayment amount shall be due and payable on October 16, 2024. Commencing on October 16, 2024, at the lenders option, the lender may convert its pro rata share of the outstanding and unpaid loan amount and all accrued and unpaid interests into Class A Units at a conversion price of $1.50 per Class A Unit. On December 11, 2023 the promissory note was amended to include additional funding in the principal amount of $500,000. The total principal amount outstanding is $2,211,787.43.

In 2023, Wildcat entered into an unsecured indebtedness with Craveworthy LLC in the approximate amount of $208,436. This indebtedness will be documented before December 31, 2023.

Current Market & Competition

The restaurant industry is highly fragmented. The United States restaurant sales in 2021 approached $800 billion according to the National Restaurant Association.

The fast-casual, quick-service, and casual dining segments of the restaurant industry are highly competitive with respect to, among other things, taste, price, food quality and presentation, service, location, convenience, brand reputation, cleanliness, and ambience of each restaurant. Our competition includes a variety of restaurants in each of these segments, including locally owned restaurants, as well as national and regional chains. Competition from food delivery services, which offer meals from a wide variety of restaurants, also has increased in recent years, particularly during COVID-19, and is expected to continue to increase. Many of our competitors also offer dine-in, carry-out, online, catering, and delivery services. Among our main competitors are restaurant formats that claim to serve higher quality ingredients without artificial flavors, colors and preservatives, and that serve food quickly and at a reasonable price.

Regulation

Our subsidiaries are subject to numerous federal, state, local and foreign laws and regulations, including those relating to:

- the preparation and sale of food;
- building and zoning requirements;
- environmental protection;
- minimum wage, overtime and other labor requirements;
- compliance with the Americans with Disabilities Act; and
- working and safety conditions.

In addition, we may become subject to legislation or regulation seeking to tax and/or regulate high-fat foods.

We are also subject to a Federal Trade Commission rule and to various state and foreign laws that govern the offer and sale of franchises. Additionally, these laws regulate various aspects of the franchise relationship, including terminations and the refusal to renew franchises.

Intellectual Property

On October 12, 2022 the Company filed for the mark CRAVEWORTHY BRANDS with the United States Trademark and Patent Office. The U.S Serial Number is: 97629505.

Employees

As of the date of this Offering Memorandum, Craveworthy has a total of 99 full-time employee and 878 part-time employees.

Legal Proceedings

As of the date of this Offering Memorandum we do not anticipate, nor have been a party to, any legal proceedings material to our business or financial condition.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

<u>*Risks Related to the Company and its Business*</u>

The Company has a limited operating history. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. We expect to incur additional net expenses over the next several years as we continue to maintain and expand our existing operations. The amount of future losses and when, if ever, we will achieve profitability are uncertain.

We may not raise sufficient funds to achieve our business objectives. There is a limited amount ($10,000) required to be raised before we can accept your subscription for the Class A Units, and we can access the funds immediately. We may not raise an amount sufficient for the Company to meet all of its objectives. Once we accept your investment funds, there will be no obligation to return your funds. Even if other Class A Units are sold, there may be insufficient funds raised through this Offering to cover the expenses associated with the Offering or complete development and implementation of the Company's operations. The lack of sufficient funds to pay expenses and for working capital will negatively impact our ability to implement and complete our planned use of proceeds.

We require substantial further investment. The Company does not currently have revenue to fund development operations that are critical to the business plan and will remain dependent upon its ability to attract investment to generate cash and meet its financial obligations. Investment in the Company carries more risk of loss due to failure to attract future investment in comparison with companies that are less dependent upon outside investment.

Food safety and food-borne illness concerns may have an adverse effect on our business by decreasing sales and increasing costs. Food safety is our top priority, and we dedicate significant resources to ensuring that our guests enjoy safe, high-quality food products. However, even with strong preventative controls and interventions, food safety risks cannot be completely eliminated in every restaurant.

Incidents of food-borne illnesses continue to occur in the restaurant industry and may result from the failure of restaurant employees or suppliers to follow our food safety policies and procedures, or from employees or guests entering our restaurant while ill and contaminating ingredients or surfaces. Although we monitor and audit compliance with our program, we cannot guarantee that each and every food item is safely and properly maintained from the start of the supply chain through guest consumption. Any report, legitimate or rumored, of food-borne illness such as E. coli, hepatitis A, norovirus or salmonella, or other food safety issue, such as food tampering or contamination, at one of our restaurants could adversely affect our reputation and have a negative impact on our sales. In addition, instances of food-borne illness or food safety issues that occur solely at competitors' restaurants could result in negative publicity about the restaurant industry and adversely impact our sales. Social media has dramatically increased the speed with which negative publicity, including actual or perceived food safety incidents, is disseminated before there is any meaningful opportunity to investigate, respond to and address an issue. The occurrence of food-borne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, resulting in higher costs and lower margins.

All of these factors could have an adverse impact on our ability to attract and retain guests, which could in turn have a material adverse effect on our growth and profitability.

The restaurant industry is highly competitive. If we are not able to compete successfully, our business, financial condition and results of operations would be adversely affected. The restaurant industry is highly competitive with respect to taste preferences, price, food quality and selection, customer service, brand reputation, digital engagement, advertising and promotional initiatives, and the location, attractiveness and maintenance of restaurants. We also compete with non-traditional market participants, such as convenience stores, grocery stores, coffee shops, and meal kit delivery services. Competition from food delivery services, which promote a wide variety of restaurant options on their sites, also has increased in recent years, particularly during the COVID-19 pandemic. Increased competition could have an adverse effect on our sales, profitability and development plans. If consumer or dietary preferences change, if our marketing efforts are unsuccessful, or if our restaurants are unable to compete successfully with other restaurant outlets, our business could be adversely affected. If we are unable to continue to maintain our distinctiveness and compete effectively, our business, financial condition and results of operations could be adversely affected.

Increases in the costs of ingredients and other materials, including increases caused by inflation, global conflicts, the COVID-19 pandemic and climate risks, could adversely affect our results of operations. Supply chain risk could increase our costs and limit the availability of ingredients and supplies that are critical to our various restaurant operations. The markets for some of our ingredients, such as beef, avocado and other produce, are particularly volatile due to factors beyond our control such as limited sources, seasonal shifts, climate conditions, recent inflationary trends, military and geopolitical conflicts and industry demand, including as a result of animal disease outbreaks, international commodity markets, food safety concerns, product recalls and government regulation. Any such changes may negatively impact our restaurant traffic and could adversely impact sales for our subsidiaries and Company as a whole.

Loss of key management would threaten our ability to implement our business strategy. The management of future growth will require our ability to retain our CEO, Gregg Majewski. Gregg Majewski is a key person whose skills and efforts comprise a large component of our ability to implement our business plan and grow our business. If Gregg were to leave the Company, our platform and business model could be adversely affected.

Competing interests. Our CEO and Manager, Gregg Majewski, and our Manager, Hassan R. Baqar, have commitments outside of the Company and neither have a minimum time commitment to the Company. There will be times when their outside business interests require them to devote a significant amount of their time and attention to other projects, which may result in the Company not performing as well as it could, which may materially and adversely affect your investment. In addition, either may have interests that conflict with or compete with the Company.

Management owns a financial interest in the Company which could lead to potential conflicts. Management owns a significant financial interest in the Company. Potential conflicts and risks can arise in situations with concreted power and control. Decisions and actions may not be made in the best interests of all Unitholders.

Our business is subject to data security risks, including security breaches. We, or subsidiaries on our behalf, collect, process, store and transmit substantial amounts of information, including information about our customers. We take steps to protect the security and integrity of the information we collect, process, store or transmit, but there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite such efforts. Security breaches, computer malware, computer hacking attacks and other compromises of information security measures have become more prevalent in the business world and may occur on our systems or those of our vendors in the future. Large Internet companies and websites have from time to time disclosed sophisticated and targeted attacks on portions of their websites, and an increasing number have reported such attacks resulting in breaches of their information security. We and our third-party vendors are at risk of suffering from similar attacks and breaches. Although we take steps to maintain confidential and proprietary information on our information systems, these measures and technology may not adequately prevent security breaches and we rely on our third-party vendors to take appropriate measures to protect the security and integrity of the information on those information systems. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against us, we may be unable to anticipate or prevent these attacks. In addition, a party who is able to illicitly obtain a customer's identification and password credentials may be able to access the customer's account and certain account data.

Any actual or suspected security breach or other compromise of our security measures, whether as a result of hacking efforts, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering or otherwise, could harm our reputation and business, damage our brand and make it harder to retain existing customers or acquire new ones, require us to expend significant capital and other resources to address the breach, and result in a violation of applicable laws, regulations or other legal obligations. Our insurance policies may not be adequate to reimburse us for direct losses caused by any such security breach or indirect losses due to resulting customer attrition.

We rely on email and other messaging services to connect with our existing and potential customers. Our customers may be targeted by parties using fraudulent spoofing and phishing emails to misappropriate passwords, payment information or other personal information or to introduce viruses through Trojan horse programs or otherwise through our customers' computers, smartphones, tablets or other devices. Despite our efforts to mitigate the effectiveness of such malicious email campaigns through product improvements, spoofing and phishing may damage our brand and increase our costs. Any of these events or circumstances could materially adversely affect our business, financial condition and operating results.

We are subject to risks associated with payments to us from our customers and other third parties, including risks associated with fraud. Nearly all of our customers' payments are made by credit card or debit card. We currently rely on one third party vendor to provide payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if this vendor becomes unwilling or unable to provide these services to us and we are unable to find a suitable replacement on a timely basis. We are also subject to payment brand operating rules, payment card industry data security standards and certification requirements, which could change or be reinterpreted to make it more difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from customers, which would make our services less convenient and attractive to our customers and likely result in a substantial reduction in revenue. We may also incur losses as a result of claims that the customer did not authorize given purchases, fraud, erroneous transmissions and customers who have closed bank accounts or have insufficient funds in their accounts to satisfy payments owed to us.

We are subject to, or voluntarily comply with, a number of other laws and regulations relating to the payments we accept from our customers and third parties, including with respect to money laundering, money transfers, privacy, and information security, and electronic fund transfers. These laws and regulations could change or be reinterpreted to make it difficult or impossible for us to comply. If we were found to be in violation of any of these applicable laws or regulations, we could be subject to civil or criminal penalties and higher transaction fees or lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, which may make our services less convenient and less attractive to our customers and diminish the customer experience.

If we are unable to meet our projections for new restaurant openings, or efficiently maintain the attractiveness of our existing restaurants, our profitability could suffer. Our growth depends on our ability to open new restaurants to operate them profitably and to sell franchises. Since 2020, COVID-19 related disruptions in the global supply chain have increased the cost and decreased the availability of construction materials and restaurant equipment needed to open and operate our restaurants, which can delay the openings of new restaurants. In addition, we incur substantial startup expenses each time we open a new restaurant, and it can take up to 24 months to ramp up the sales and profitability of a new restaurant, during which time costs may be higher as we train new employees and build up a customer base. If we are unable to build the customer base that we expect or fail to overcome the higher startup expenses associated with new restaurants, our new restaurants may not be as profitable as our existing restaurants.

Our ability to open and profitably operate new restaurants also is subject to various risks, such as the identification and availability of desirable locations; the negotiation of acceptable lease terms; the need to obtain all required governmental permits (including zoning approvals and liquor licenses) and comply with other regulatory requirements; the availability of capable contractors and subcontractors; increases in the cost and decreases in the availability of labor and building material; changes in weather, natural disasters, pandemics or other acts of God that could delay construction and adversely affect guest traffic; our ability to hire and train qualified management and restaurant employees; and general economic and business conditions.

At each potential location, we compete with other restaurants and retail businesses for desirable development sites, construction contractors, management personnel, hourly employees and other resources. If we are unable to successfully manage these risks, we could face increased costs and lower than anticipated sales and earnings in future periods.

Turmoil in Markets. During the last recession, the lending and capital markets experienced considerable turmoil and many financial institutions sought federal assistance or failed. In the event of a failure of a lender, investor in the Company or counterparty to a financial contract, its obligations to the Company under a financial contract (or other commitment) to which the Company faces credit or other financial risks, might not be honored. Should a financial institution or other party fail under a financial contract (or other commitment) to which the Company faces credit or other financial risks, our ability to meet our obligations could be negatively impacted, which could materially and adversely affect us.

The transferability of the Securities you are buying is limited. Any securities purchased through this crowdfunding campaign are subject to SEC limitations on transfer. The exception to this rule is if you are transferring the securities back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. In addition to the regulatory limitations, the interests in the Co-Issuer may only be transferred upon approval of the Company.

You will not be investing directly into the Company, but into a special purpose vehicle. Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Craveworthy CF SPV, LLC, becoming a member of Craveworthy CF SPV, LLC, and with the money you pay for the SPV Interests, Craveworthy CF SPV, LLC will buy our Class A Units. A condition to using an SPV is that the SPV pass on the same economic and governance rights of the Class A Units that it holds. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Nevada law, as opposed to a Nevada corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Nevada law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

The auditor has included a "going concern" note in the audited financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

Involvement of our managers and companies with which they are affiliated in civil disputes and litigation or governmental investigations unrelated to our business affairs could materially impact our ability to perform our business objectives. Our Managers and companies with which they are affiliated have been, and in the future will continue to be, involved in a wide variety of business affairs, including transactions, such as sales and purchases of businesses, and ongoing operations. As a result of such involvement, our managers and the companies with which they are affiliated in past have been, currently are and may in the future continue to be, involved in civil disputes and litigation and governmental investigations relating to their business affairs. Specifically, on July 20, 2023 Case No. 2023-0737- was filed in the Court of Chancery of the State of Delaware. Sean Murray, Plaintiff v. Joseph Moglia, Kyle Cerminara, Larry Swets, Nicholas Rudd, Robert Weeks, Hassan Baqar and FG New America Investors, LLC. As of December 5, 2023 there has been no final judgment.

Given our management's extensive involvement in financial services, asset management, insurance and other regulated industries, those civil disputes, litigation and governmental investigations could involve FINRA, SEC and/or state regulatory bodies and could result in settlements where parties are named publicly. Any such claims, investigations or settlements may be detrimental to our reputation and could negatively affect our ability to perform our business objectives and may have an adverse effect on the price of our securities and your investment in Craveworthy.

Risks Related to Governmental Approvals

We are subject to extensive government regulation, and our failure to comply with existing or increased regulations could adversely affect our business and operating results. We are subject to numerous federal, state, local and foreign laws and regulations, including those relating to:

- the preparation and sale of food;
- building and zoning requirements;
- environmental protection;
- minimum wage, overtime and other labor requirements;
- compliance with the Americans with Disabilities Act; and
- working and safety conditions.

We may become subject to legislation or regulation seeking to tax and/or regulate high-fat foods. If we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions. In addition, our capital expenditures could increase due to remediation measures that may be required if we are found to be noncompliant with any of these laws or regulations.

We are also subject to a Federal Trade Commission rule and to various state and foreign laws that govern the offer and sale of franchises. Additionally, these laws regulate various aspects of the franchise relationship, including terminations and the refusal to renew franchises. The failure to comply with these laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales, fines or other penalties or require us to make offers of rescission or restitution, any of which could adversely affect our business and operating results.

Risks Related to the Securities and this Offering

Co-Issuer. The securities in this offering will be issued by both the Company and the Co-Issuer. The proceeds from the offering will be received by the Co-Issuer and invested immediately in the securities issued by the Company. The Co-Issuer will be the legal owner of the Class A Units. Investors in this offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class A Units as if they had invested directly with the Company.

The Company is likely to undertake an offering under Regulation A in the near future. If the Company undertakes an offering of securities in reliance on Regulation A under the Securities Act, or registers an offering under that act, it will have to disclose more information than in this Offering Memorandum. Such information may be significantly different and investors may have made a different investment decision if they had had access to such information.

You will experience future dilution as a result of future equity offerings. We may in the future offer additional Class A Units or other securities convertible into or exchangeable for our Class A Units. Although no assurances can be given that we will consummate a financing, in the event we do, or in the event we sell Class A Units or other securities convertible into Class A Units in the future, additional and substantial dilution will occur. In addition, investors purchasing shares or other securities in the future could have rights superior to investors in this Offering. Subsequent offerings at a lower price (a "down round") could result in additional dilution.

No guarantee of return on investment. There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision. You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. There can be no assurance that the Company will ever go public or get acquired by a financial investor or another company. This means the money you paid for these securities could be tied up for a long time.

Voting control is in the hands of our Managers and certain members. Our appointed Managers and the Members currently holding Class B Units have voting control. Specifically, each Manager shall have one vote. The Managers shall act by the affirmative vote of a majority of the total number of votes by the Managers; provided, however, that the approval of any Major Events shall be subject to the unanimous approval of the Wildcat Managers and FG Managers, who are appointed by the Members currently holding Class B Units; further provided, that in addition to the unanimous approval of the Wildcat Managers and the FG Managers, the affirmative vote of 60% of the Members shall be required to approve any Third-Party Sale where the projected remaining distributions after application of Section 10.3(a) and Section 10.3(b) of the Operating Agreement? will be insufficient to the extent Class A Unitholders will receive aggregate distributions that are less than their Capital Accounts if distributed under Section 10.3(c) of the Operating Agreement?.

Therefore, you will not be able to influence our policies or any other corporate matter, including the election of Managers, changes to our company's governance documents, and any merger, consolidation, sale of all or substantially all of our assets. These few people and entities make all major decisions regarding the Company. (Defined terms not otherwise defined in this risk factor are defined in the Operating Agreement attached as Exhibit A to this Offering Memorandum).

Investors in this Regulation CF Offering have very limited rights, at best. An investor in this offering is an Unadmitted Assignee and will not have rights to any information or accounting of the affairs of the Company or accounting of the affairs of the Company. An Unadmitted Assignee will not have rights to inspect the books or records of the Company. An Unadmitted Assignee will not have voting rights. An Unadmitted Assignee will not have rights of a Member under the Nevada Limited Liability Company Act, as amended from time to time, or the Operating Agreement. (Defined terms not otherwise defined in this risk factor are defined in the Operating Agreement attached as Exhibit A to this Offering Memorandum).

Managers can increase authorized capital. Our appointed Managers can increase authorized capital in their sole discretion without consent from members of the Company. Additional Units may be authorized by the unanimous vote of the Managers. Additional capital could result in substantial dilution of existing Unitholders.

Risk associated with debt. Funds may be borrowed in the future at terms that may not be beneficial to the Company. We are subject to the risks normally associated with debt, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. In addition, debt creates other risks, including (i) failure to repay or refinance existing debt as it matures, which may result in forced disposition of assets on disadvantageous terms; (ii) refinancing terms less favorable than the terms of existing debt; and (iii) failure to meet required payments of principal and/or interest.

Any valuation at this stage is difficult to assess. This is a fixed price Offering, which means that the Offering price for the offered units and SPV Interests is fixed and will not vary based on the underlying value of our assets at any time. Our managers have determined the Offering price in their sole discretion without the input of an investment bank or other third party. The fixed Offering price for the offered units and SPV Interests has not been based on appraisals of any assets we own or may own, or of our company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed Offering price established for the offered units, and therefore the SPV Interests that investors are purchasing, may not be supported by the current value of our Company or our assets at any particular time.

The Offering price has been arbitrarily set by the Company. The Company has set the price of its Class A Units at $1.05 per unit. Valuations for companies at this stage are purely speculative. The Company's valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up Company. You should not invest if you disagree with this valuation.

Side Letters and Other Agreements. The Company, in its sole discretion, may enter into a side letter or similar agreement with one or more investors that has the effect of establishing rights under, or altering or supplementing the terms of, the Operating Agreement with respect to such investor. Investors should take into account that the Company is not required to obtain the consent of any other investor to enter into such side letters or other agreements (other than an investor whose rights as a shareholder pursuant to the Operating Agreement would be materially and adversely changed by such waiver or modification).

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this Offering will be bound by the Subscription Agreement which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreements, including any claims made under the federal securities laws. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Nevada, which governs the agreements, by a federal or state court in the State of Nevada. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

If you bring a claim against the Company in connection with matters arising under any of the agreements, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under any of the agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the relevant jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of any of the agreements with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the Subscription Agreement.

The Subscription Agreement has forum selection provisions that require disputes be resolved in state or federal courts in the State of Nevada, regardless of convenience or cost to you, the investor. In order to invest in this Offering, investors agree to resolve disputes arising under the Subscription Agreement in state or federal courts located in the State of Nevada, for the purpose of any suit, action or other proceeding arising out of or based upon any of the agreements. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provisions apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such provisions in this context. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. These forum selection provisions may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find these provisions inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

The table below sets forth the officers and directors of the Company as of December 13, 2023.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the company, and if not, where else does the employee work?
OFFICERS/MANAGERS				
Gregg Majewski	Chief Executive Officer, Founder, Manager	47	January 1, 2023	No. Gregg is also the CEO of Wildcat Investments, LLC; Member of Krisdee and Associates; and Manager of RCS Holdings LLC.
Hassan R. Baqar	Manager	46	January 1, 2023	No. See biography for further details.
Russ Majewski	Manager	71	August 1, 2023	No. See biography for further details.
Kyle Cerminara	Manager	46	August 1, 2023	No. See biography for further details.
Deepen Patel	Manager	52	August 1, 2023	No. See biography for further details.

Gregg Majewski, Chief Executive Officer, Founder, Manager

Gregg Majewski is the founder of the Company and CEO since January 1, 2023 and serves as one of the five managers. He held several positions at Jimmy John's Gourmet Sandwiches, including CEO, COO and CFO, from May 1998 to June 2003. While at Jimmy John's, Gregg expanded the company from 33 restaurants to 300 opened and another 600 sold. He implemented and restructured all 300 of Jimmy John's restaurants' operational standards by introducing new systems, procedures, management incentive programs, training programs, franchisee enablement and shifting marketing strategies toward grassroots and a focus on fast delivery. As a senior business executive who has established an executive career of over 23 years in Food & Beverage, he has held instrumental roles in developing and guiding leaders to restructure working relations, revitalizing company ethos and conceptualizing concepts that have resulted in multi-million-dollar growth.

As a founder and executive, Gregg is recognized for his capabilities in business transformation and business development, specializing in influencing board and stakeholder decisions, introducing new revenue streams and developing novel strategies that values human capital while championing business goals simultaneously.

Hassan R. Baqar, Manager

Mr. Baqar has over 20 years of experience within financial services and other industries focused on corporate development, mergers & acquisitions, capital raising, investments and real estate transactions. Mr. Baqar has served as the founder and managing member of Sequoia Financial LLC, a financial services and advisory firm, since January 2019. Mr. Baqar has also served as Chief Financial Officer since August 2021 and Executive Vice President since December 2021 of FG Financial Group, Inc. (Nasdaq: FGF) (formerly known as 1347 Property Insurance Holdings, Inc.), which operates as a reinsurance and asset management holding company, as Chief Financial Officer of Insurance Income Strategies Ltd., a former Bermuda based reinsurance company from October 2017 to December 2021, as a director of GreenFirst Forest Products Inc. (TSXV: GFP) (formerly Itasca Capital Ltd.), a public company focused on investments in the forest products industry from August 2019 to December 2021 and as Chief Financial Officer of GreenFirst Forest Products Inc. from June 2016 to December 2020, as a director of FG Reinsurance Ltd., a Cayman Islands reinsurance company since June 2020, as director, treasurer and secretary of Sponsor Protection Coverage and Risk, Inc., a South Carolina captive insurance company since October 2022, and as a director and

Chief Financial Officer of Unbounded Media Corporation from June 2019 to September 2023. Since October 2021, Mr. Baqar has also served as the Chief Financial Officer and a member of the board of directors of FG Acquisition Corp. (TSX: FGAA.U), a Canadian special purpose acquisition company that has completed its initial public offering and is focused on searching for a target company in the financial services sector.

Mr. Baqar served as a director of FG Merger Corp. (Nasdaq: FGMCU) from December 2021 to September 2023, a special purpose acquisition company which merged with iCoreconnect Inc. (Nasdaq: ICCT), a market leading, cloud-based software and technology company focused on increasing workflow productivity and customer profitability through its enterprise and healthcare workflow platform of applications and services, and as Chief Financial Officer of Aldel Financial Inc. (NYSE: ADF) from January 2021 to December 2021, a special purpose acquisition company which merged with Hagerty, Inc. (NYSE: HGTY), a leading specialty insurance provider focused on the global automotive enthusiast market. From July 2020 to July 2021, Mr. Baqar served as Chief Financial Officer of FG New America Acquisition Corp. (NYSE: FGNA), a special purpose acquisition company, which merged with OppFi Inc. (NYSE: OPFI), a leading financial technology platform that powers banks to help everyday consumers gain access to credit. Previously, he served as Vice President of Kingsway Financial Services Inc. (NYSE: KFS) ("Kingsway") from January 2014 to January 2019 and as a Vice President of Kingsway's subsidiary Kingsway America Inc. from January 2010 to January 2019. Mr. Baqar also served as Chief Financial Officer and director of 1347 Capital Corp. from April 2014 to July 2016, a special purpose acquisition company which merged with Limbach Holdings, Inc. (Nasdaq: LMB). Mr. Baqar served as a member of the board of directors of FG Financial Group, Inc. (Nasdaq: FGF) from October 2012 to May 2015. He also served as the Chief Financial Officer of United Insurance Holdings Corp. (NYSE: UIHC), a publicly held property and casualty insurance holding company, from August 2011 to April 2012.

His previous experience also includes director of finance at Itasca Financial, LLC from 2008 to 2009 and positions held at Lumbermens Mutual Casualty Company (a Kemper Insurance company), a diversified mutual property-casualty insurance provider, from June 2000 to April 2008, where he most recently served as a senior analyst. Mr. Baqar earned a Master's Degree in Business Administration from Northeastern Illinois University in 2009 and a Bachelor's Degree in Accounting and Business Administration from Monmouth College in 2000. He also holds a Certified Public Accountant designation.

Russ Majewski, Manager

Russell Majewski is the President and Founder of KrisDee & Associates, Inc., a precision machining company in South Elgin, Illinois. Founded in 1982, KrisDee has grown into a reputable contract manufacturer specializing in precision-machined components and assemblies whose range of customers come from the medical, automotive, and aerospace industries. Under Majewski's leadership, KrisDee & Associates has invested in high-speed CNC machining centers that ensure top-notch quality in the production of complex components. With deep ties to South Barrington, Illinois, Russ is an active and engaged member of his community.

Russ Majewski is related to Gregg Majewski. He is Gregg Majewski's father.

Kyle Cerminara, Manager

Mr. Cerminara has over 20 years' experience as an institutional investor, asset manager, director, chief executive, founder and operator of multiple financial services and technology businesses. Mr. Cerminara co-founded Fundamental Global in 2012 and serves as its Chief Executive Officer.

Mr. Cerminara is a member of the board of directors of a number of companies focused in the reinsurance, investment management, technology and communication sectors, including FG Group Holdings Inc. (NYSE American: FGH) (formerly Ballantyne Strong, Inc.), a holding company with diverse business activities focused on serving the entertainment and retail markets, since February 2015; FG Financial Group, Inc. (NASDAQ: FGF) (formerly known as 1347 Property Insurance Holdings, Inc.), which operates as a reinsurance and asset management company, since December 2016; BK Technologies Corporation (NYSE American: BKTI), a provider of two-way radio communications equipment, since July 2015; Strong Global Entertainment, Inc. (NYSE American: SGE), a leader in the entertainment industry providing mission critical products and services to cinema exhibitors and entertainment venues, since March 2022; FG Communities, Inc., a real estate management company focused on preserving and improving affordable housing, since July 2022; and Firefly Systems Inc., a venture-backed digital advertising company, since August 2020. Mr. Cerminara is the chairperson of the board of directors of FG Acquisition Corp. (TSX:FGAA.U), a Canadian special purpose acquisition company that has completed its initial public offering and is focused on searching for a target company in the financial services sector.

Mr. Cerminara has served as the Chairman of FG Group Holdings Inc. since May 2015 and previously served as its Chief Executive Officer from November 2015 through April 2020. Mr. Cerminara has served as the Chairman of Strong Global Entertainment, Inc. since March 2022. Mr. Cerminara was appointed Chairman of FG Financial Group, Inc. in May 2018 and served as its Principal Executive Officer from March 2020 to June 2020. Mr. Cerminara has served as the Chairman of BK Technologies Corporation since July 2022 and previously from March 2017 until April 2020. Mr. Cerminara has served as the Chairman and President of FG Communities, Inc. since its formation in July 2022. From February 2022 to August 2023, Mr. Cerminara served as a Senior Advisor to FG Merger Corp. (NASDAQ: FGMC), a special purpose acquisition company, which merged with iCoreConnect, Inc. (NASDAQ: ICCT), a market leading, cloud-based software and technology company focused on increasing workflow productivity and customer profitability through its enterprise and healthcare workflow platform of applications and services. From April 2021 to December 2021, Mr. Cerminara served as a director of Aldel Financial Inc. (NYSE: ADF), a special purpose acquisition company co-sponsored by Fundamental Global, which merged with Hagerty, a leading specialty insurance provider focused on the global automotive enthusiast market. From July 2020 to July 2021, Mr. Cerminara served as Director and President of FG New America Acquisition Corp. (NYSE: FGNA), a special purpose acquisition company, which merged with OppFi Inc. (NYSE: OPFI), a leading financial technology platform that powers banks to help everyday consumers gain access to credit. He served on the board of directors of GreenFirst Forest Products Inc. (TSXV: GFP) (formerly Itasca Capital Ltd.), a public company focused on investments in the forest products industry, from June 2016 to October 2021 and was appointed Chairman from June 2018 to June 2021; Limbach Holdings, Inc. (NASDAQ: LMB), a company which provides building infrastructure services, from March 2019 to March 2020; Iteris, Inc. (NASDAQ: ITI), a publicly-traded, applied informatics company, from August 2016 to November 2017; Magnetek, Inc., a publicly-traded manufacturer, in 2015; and blueharbor bank, a community bank, from October 2013 to January 2020. He served as a Trustee and President of StrongVest ETF Trust, which was an open-end management investment company, from July 2016 to March 2021. Previously, Mr. Cerminara served as the Co-Chief Investment Officer of CWA Asset Management Group, LLC, a position he held from January 2013 to December 2020.

Prior to these roles, Mr. Cerminara was a Portfolio Manager at Sigma Capital Management, an independent financial adviser, from 2011 to 2012, a Director and Sector Head of the Financials Industry at Highside Capital Management from 2009 to 2011, and a Portfolio Manager and Director at CR Intrinsic Investors from 2007 to 2009. Before joining CR Intrinsic Investors, Mr. Cerminara was a Vice President, Associate Portfolio Manager and Analyst at T. Rowe Price (NASDAQ: TROW) from 2001 to 2007, where he was named amongst Institutional Investor's Best of the Buy Side Analysts in November 2006, and an Analyst at Legg Mason from 2000 to 2001.

Mr. Cerminara received an MBA degree from the Darden Graduate School of Business at the University of Virginia and a B.S. in Finance and Accounting from the Smith School of Business at the University of Maryland, where he was a member of Omicron Delta Kappa, an NCAA Academic All American and Co-Captain of the men's varsity tennis team. He also completed a China Executive Residency at the Cheung Kong Graduate School of Business in Beijing, China. Mr. Cerminara holds the Chartered Financial Analyst (CFA) designation.

Deepen Patel, Manager

Through his family office investments, Deepen Patel founded ab initio ventures - a technology and sports investment firm with assets under management of around $10 million (Palantir, Tanium, Impossible Foods, Zoomcar and ValidSoft) in August 2019. He also serves as a Founding Principal of Novellus Insurance - an innovative insurance advisory and brokerage firm tailored for middle market companies and U/HNIs since May 2022. As an investor in hospitality, real estate, food and beverage, technology and sports ventures (Wimbledon Debentures, IPL Rajasthan Royals, SAXX Paarl Royals, and CPL Barbados Royals), Deepen leverages his diverse and sometimes overlapping experience to identify opportunities that create enterprise value for all stakeholders. He also serves as a Founding Principal of Ascend Growth Partners - a Dallas based hospitality investment and management company with over $70 million in assets under management since January 2014. Deepen is a former franchisee and Chairman of the Franchisee Council for la Madeleine French Bakery & Café (owned by Groupe Le Duff, a privately held $4 billion

Euro revenue company) from January 2013 to August 2018. Prior to becoming a franchisee of la Madeleine, Deepen served as an investor and CFO partner from October 1991 to March 1994 for one of the largest Yum! Brands franchisee with revenues upwards of $200 million.

Deepen also has 18 years of management and leadership experience at Fortune 50 companies in Accounting, Finance, Internal Audit, IT, Project Management and Risk Management. He led large cross-functional teams and was responsible for analyzing and reconciling revenues and budgets upwards of $2 billion in his various roles as the company rolled out new IT and billing systems. Right after earning his MBA, he also spent 2 years in a senior executive role at a startup company.

Deepen earned his Bachelor's degree in Accounting and Finance from Gujarat University, India, and an MBA in Information Technology from University of Dallas, Texas. He is also a Certified Internal Auditor (CIA).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of the Offering Memorandum the Company has not entered into an employment agreement with its Chief Executive Officer, Gregg Majewski. The Company intends to enter into an employment agreement by December 31, 2023.

OWNERSHIP AND CAPITAL STRUCTURE

The current owners of 10% or more equity in a class of securities in the company as of the date of this Offering Memorandum, are reflected in the below table:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering [(1)(3)]
Wildcat Investments, LLC Gregg Majewski is the manager and 60.0% owner	3,792,717 Class A Units 3,050,000 Class B Units[(2)]	20.48%
Mongolian Concepts New Holdings LLC Gregg Majewski is a manager and 12% owner	6,250,000 Class A Units (3)	18.71% (4)(5)
WIO Franchising, Inc.	3,500,000 Class A Units	10.48%
Stockbridge Restaurants LLC	3,402,317 Class A Units	10.18%
All executive officers/managers as a group (6)	3,025,630 Class A Units 4,530,000 Class B Units	23%

(1) See disclosures and risk factors regarding voting power of Members and Managers elsewhere in this Offering Memorandum.
(2) Subject to certain forfeiture terms.
(3) In addition, Mongolian Concepts New Holdings LLC holds warrants to purchase 1,000,000 Class A Units for $3.00 per Class A Unit. The warrants expire on July 31, 2029.
(4) Does not include Mongolian Concepts New Holdings LLC warrants to purchase 1,000,000 Class A Units. The warrants expire on July 31, 2029.
(5) If the warrants are exercised Mongolian Concepts New Holdings will hold 23.44% of the voting power.
(6) Includes Gregg Majewski's ownership in Wildcat Investments, LLC, Mongolian Concepts New Holdings LLC, and RCS Holdings LLC.

The following table describes our capital structure as of December 13, 2023:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued	Available
Class A Units	30,000,000	24,656,250	0*	5,343,750
Class B Units	8,750,000	8,750,000	0	0

* Does not include: (i) Mongolian Concepts New Holdings LLC warrants to purchase 1,000,000 Class A Units for $3.00 per Class A Unit. The warrants expire on July 31, 2029 or (ii) FG Financial Group option to convert its pro rata share of the outstanding and unpaid loan amount and all accrued and unpaid interest into Class A Units at a conversion price of $1.50 per Class A Unit.

Additional Units may be authorized at any time by the unanimous vote of the Managers.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $10,000 Raise	Allocation After Offering Expenses for a $1,000,000 Raise	Allocation After Offering Expense for a $5,000,000 Raise
Offering Expense	$600	$70,000	$325,000
Store Build Outs	$0	$700,000	$3,000,000
Remodeling of Certain Existing Stores	$0	$0	$800,000
Brand Acquisition	$0	$0	$500,000
Working Capital	$9,400	$230,000	$375,000

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Monis Siddiqui, CPA P.C. The financial statements of Craveworthy LLC have been prepared on a non-consolidated basis.

The audited financial statements included in this Offering Memorandum and filed as Exhibit B have been prepared on an unconsolidated basis. This means that the financial information pertains solely to the individual entity and does not incorporate the financial results or positions of its subsidiaries, affiliates, joint ventures, or other related entities. It is important to note that the unconsolidated financial statements may not provide a comprehensive representation of the overall financial health, performance, or position of the entire corporate group. Transactions and balances with related entities, not included in these statements, may impact the consolidated financial picture. Users of these financial statements are advised to exercise caution and consider the limitations associated with the unconsolidated nature of the presented financial information. The omission of consolidated financial data may affect the understanding of the company's complete financial standing.

The unconsolidated entities whose audited financial statements are presented in Exhibit B include
- WIO Franchising LLC, which sells Wing It On franchises;
- WIO Franchising Inc. , which sold Wing It On franchises prior to being acquired by the Company;
- Krafted Burgers Franchise, which owns and operates KB+T restaurants;
- The Budlong Franchise LLC, which owns and operates The Budlong Hot Chicken restaurants;
- The Lucky Cat Poke LLC, which operates Lucky Cat branded restaurants; and
- Mongolian Concept, LLC, which operates BD's Mongolian Grill, Flat Top Grill and Genghis Grill branded restaurants.

We also present the audited financial statements of Craveworthy CF SPV, LLC, the Co-Issuer.

The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Memorandum.

Overview

Craveworthy LLC owns, franchises and operates fast casual restaurants chains located in the United States. Craveworthy aims to provide unique and craveworthy dining experiences every day, at every shift and with every customer due to their ability to leverage shared services across all brands to enable efficient operations.

The Company's revenues for the period of December 19, 2022 through January 3, 2023 were $0. The Company's operating expenses consist of general and administrative. The Company spent $1,798 on incorporation costs. As a result of the foregoing factors, the Company's net loss from operations was $1,798.

Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. We expect to incur additional net expenses over the next several years as we continue to maintain and expand our existing operations. The amount of future losses and when, if ever, we will achieve profitability are uncertain.

As of December 13, 2023 the Company wholly owns 9 brands which were acquired with Class A Units of the Company or were created internally at the Company, and has a 50% ownership in one other brand. Within this platform the Company owns, franchises and/or operates the following brands:
- Wing It On
- KB+T
- The Budlong Hot Chicken
- Lucky Cat
- Genghis Grill

- BD's Mongolian Grill
- Flat Top Grill
- Soom Soom
- Scramblin Ed's
- Pastizza

The Company intends that revenue will come from the following activities:
- Sales at Company owned restaurant locations.
- Royalties from franchisee locations.
- Fee revenue from the sale of franchise locations.

Liquidity and Capital Resources

As of January 3, 2023, the Company's cash on hand was $0.

Currently, we estimate our burn rate (net cash out) to be on average $300,000 per month, but will increase with the proceeds of this Regulation CF Offering.

The Company expects that the net proceeds of a $5,000,000 Regulation CF Offering will satisfy the Company's cash requirements for the next 12 months. In order to develop a reliable source of revenues, and achieve a profitable level of operations, the Company may need, among other things, additional capital resources. Management's plans include raising additional capital through: (i) borrowings, (ii) the sale of additional Class A Units, including in this Regulation CF Offering and the Regulation D offering referred to below.

No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our members, in case of an equity or unit financing.

Recent offerings of securities

Class A Units
- In January 2023 the Company issued 3,792,717 Class A Units to Wild Investments, LLC. The offered securities were issued pursuant to exemptions under the Securities Act, including Section 4(a)(2).
- In January 2023 the Company issued 3,500,000 Class A Units to WIO Franchising, Inc. The offered securities were issued pursuant to exemptions under the Securities Act, including Section 4(a)(2).
- In January 2023 the Company issued 3,402,317 Class A Units to Stockbridge Restaurants LLC. The offered securities were issued pursuant to exemptions under the Securities Act, including Section 4(a)(2).
- On March 31, 2023 the Company issued 6,250,000 Class A Units to Mongolian Concepts New Holdings LLC. The offered securities were issued pursuant to exemptions under the Securities Act, including Section 4(a)(2).
- During March 2023 the Company initiated a Regulation D offering. As of December 13, 2023 the Company has raised $212,500 pursuant to that Regulation D offering. The Company used funds raised for working capital. This offering is being conducted concurrently with this Offering.

Class B Units
- In January 2023 the Company issued 3,050,000 Class B Units to Wildcat Investments, LLC. The offered securities were issued pursuant to exemptions under the Securities Act, including Section 4(a)(2).
- In January 2023 the Company issued 2,700,000 Class B Units to RCS Holdings LLC. The offered securities were issued pursuant to exemptions under the Securities Act, including Section 4(a)(2).
- In January 2023 the Company issued 3,000,000 Class B Units to FG Merchant Partners, L.P. The offered securities were issued pursuant to exemptions under the Securities Act, including Section 4(a)(2).

Indebtedness

On October 26, 2021, DK Flat Top Grill, LLC entered into a 30 year loan with the U.S. Small Business Administration under the Economic Injury Disaster Loan program in the amount of $500,000.00 at a fixed rate of 3.75%. Monthly principal and interest payments of $2,575.00 began 24 months of the loan date (October 26, 2023) and will continue through October 26, 2051 with any remaining principal and interest due on that date. As of December 13, 2023, the loan balance is $497,972.

On August 31, 2021, Mongolian Concepts, LLC and its subsidiaries entered into a 3 year Loan Modification and Forbearance Agreement with First Horizon Bank in the amount of $5,800,000. This was a modification of previous debt issued between 2017 and 2020. The loan principal is amortized over 84 months with a variable interest rate of Wall Street Published Prime Rate plus 2.0%. The note was modified effective August 1, 2023 as a result of the Craveworthy LLC acquisition of the borrowing entities. No material modifications were made to the structure of the loan. As of December 13, 2023, the loan balance is $4,211,896.

On March 16, 2023, the Company and FG Financial Group, Inc. entered into a $200,000 senior unsecured promissory note, Promissory Note 1. The Promissory Note 1 is subject to a 13% per annum borrowing fee. The repayment amount shall be due and payable at the earlier of (i) March 15, 2024 or (ii) as soon as the Company has raised funds equal to or greater than the repayment amount. This note was cancelled on October 17, 2023.

On June 9, 2023 the Company and FG Financial Group entered into an Amended and restated senior secured promissory note in the principal amount of $200,000 at a 13% interest rate, Promissory Note 2. The Promissory Note 2 is due and payable in full on March 15, 2024. In consideration of lender making the loan evidenced by the promissory note, the Company agreed to issue the lender 50,000 Class A Units.

On June 9, 2023 the Company and FG Special Situations Partners LP entered into a senior secured promissory note in the amount of $250,000 at a 13% interest rate, Promissory Note 3. The Promissory Note 3 is due and payable in full on June 8, 2024. In consideration of lender making the loan evidenced by the promissory note, the Company agreed to issue the lender 62,500 Class A Units.

On June 9, 2023 the Company and FG Special Situations Partners LP entered into a senior secured promissory note in the amount of $200,000 at a 13% interest rate, Promissory Note 4. The Promissory Note 4 is due and payable in full on April 25, 2024. In consideration of lender making the loan evidenced by the promissory note, the Company agreed to issue the lender 50,000 Class A Units.

On June 20, 2023 the Company and Everstar Capital Appreciation Fund LP entered into a senior unsecured promissory note in the amount of $500,000 with an interest rate of 13%, Promissory Note 5. The Promissory Note 5 is due and payable in full on June 19, 2024. In consideration of lender making the loan evidenced by the promissory note, the Company agreed to issue the lender 125,000 Class A Units.

On October 17, 2023 the Company consolidated and refinanced Promissory Note 1, Promissory Note 2, Promissory Note 3, Promissory Note 4 and Promissory Note 5 and added additional funding of $250,000, into a $1,711,787.45 senior secured promissory note. The promissory note is subject to a 15% per annum borrowing fee, 5% which is due in cash each quarter and 10% of which is accrued. The repayment amount shall be due and payable on October 16, 2024. Commencing on October 16, 2024, at the lenders option, the lender may convert its pro rata share of the outstanding and unpaid loan amount and all accrued and unpaid interests into Class A Units at a conversion price of $1.50 per Class A Unit. On December 11, 2023 the promissory note was amended to include additional funding in the principal amount of $500,000. The total principal amount outstanding is $2,211,787.43.

In 2023, Wildcat entered into an unsecured indebtedness with Craveworthy LLC in the approximate amount of $208,436. This indebtedness will be documented before the end of 2023.

Plan of Operations and Milestones

During 2023 the Company achieved the following milestones:
- Acquired and/or created 10 brands.

Over the course of the next 12 months the Company intends to do the following:

- Acquire 2 - 3 additional brands.
- Open 17 corporate locations.
- Sell 125 franchise locations.
- Open 60 virtual restaurants.



WING IT ON! CHICKEN LIKE A CHAMP!	Open 2 corporate locations. Sell 25 franchise locations. Open 0 virtual restaurants.
krafted BURGER BAR + TAP	Open 1 corporate locations. Sell 5 franchise locations. Open 0 virtual restaurants.
THE BUDLONG SOUTHERN CHICKEN	Open 3 corporate locations. Sell 30 franchise locations. Open 0 virtual restaurants.
Lucky Cat POKE CO.	Open 1 corporate locations. Sell 0 franchise locations. Open 10 virtual restaurants.
GENGHIS GRILL STIR-FRIED BOWLS	Open 3 corporate locations. Sell 30 franchise locations. Open 0 virtual restaurants.
BD's MONGOLIAN GRILL	Open 0 corporate locations. Sell 0 franchise locations. Open 0 virtual restaurants.
FLAT TOP GRILL	Open 1 corporate locations. Sell 10 franchise locations. Open 0 virtual restaurants.
SOOM SOOM	Open 4 corporate locations. Sell 25 franchise locations. Open 0 virtual restaurants.

















Scramblin' EDS — BREAKFAST IN A JIFFY!	Open 1 corporate locations. Open 0 franchise locations. Open 25 virtual restaurants.
PASTIZZA — ESTD • PIZZA & PASTA • 2023	Open 1 corporate locations. Open 0 franchise locations. Open 25 virtual restaurants.



Trends

The fast casual restaurant market will grow from $186.27 billion from 2021 to 2026 at a CAGR of 12.41%, according to a report from Technavio's, which revealed that North America will account for 44% of that growth and will be faster than in South America and MEA.



GLOBAL FAST CASUAL RESTAURANTS MARKET 2022-2026
Market growth will ACCELERATE at a CAGR of
12.41%
Growth Contributed by NORTH AMERICA
44%
Incremental growth ($B)
186.27
2021
2026
Growth for 2022
11.39%
The market is FRAGMENTED with several players occupying the market

Some characteristics of fast casual restaurants include:

- Limited service or self-service
- On-premise and off-premise dining
- Lower average meal prices than fine dining
- Made-to-order food with more complex flavors
- Upscale, unique, or highly developed decor
- No drive-through

Fast casual restaurants are popular because they are:

- Convenient for families
- More affordable than full-service venues
- Offer high quality food
- Millennials are the biggest segment of fast casual restaurant customers. They were driven by the need for healthier, quick-access food.

On balance, we believe the demand for innovation and customization in food menus is driving the market as customers want a combination of food infused with new and bold flavors. Further, the growing importance of diet is increasing the demand for customized food menus. We believe Craveworthy is well positioned to capitalize on the growth in the fast casual restaurant space.

RELATED PARTY TRANSACTIONS

Ownership of Craveworthy LLC and Management of those entities

ENTITY	Wildcat Investments, LLC	Mongolian Concepts New Holdings LLC	WIO Franchising, Inc.	Stockbridge Restaurants LLC	FG Merchant Partners LP	RCS Holdings LLC	SSC Hospitality LLC
PERCENTAGE OWNERSHIP OF CRAVEWORTHY LLC	20.48%	18.71%	10.48%	10.18%	8.98%	8.08%	4.99%
MANAGER	Gregg Majewski	Gregg Majewski Deepen Patel Sunil Patel	Matt Ensero Justin Egan	Bijal Patel	FG Financial Group is the sole manager of the GP of FG Merchant Partners LP	Manager: Gregg Majewski	Jared Leonard
RELATED PARTY NOTE	Gregg Majewski owns 60.0% of this entity	Gregg Majewski has approximately 12% ownership in Mongolian Concepts New Holdings LLC	N/A	N/A	Hassan R. Baqar is the Chief Financial Officer and Executive Vice President of FGF, which controls FG Merchant Partners, LP, the holder of 3,000,000 Class B Units of the Company	Gregg Majewski owns 100% of this entity	N/A
VOTING CONTROL(1)	Gregg Majewski has approximately 47% voting control of Craveworthy LLC. *(1)Does not include warrants to purchase 1,000,000 Class A Units.*						

Gregg Majewski (Craveworthy Manager and CEO)

- Wildcat Investments, LLC ("Wildcat"): Gregg Majewski is the manager and 60.0% owner of Wildcat
  - On January 4, 2023 Wildcat sold 33.33% of its outstanding membership interests in Budlong Franchise, to Craveworthy in exchange for 1,666,667 Class A Units of Craveworthy.
  - On January 4, 2023 Wildcat sold 35.69% of its outstanding membership interests of KB+T , in exchange for 1,606,050 Class A Units of Craveworthy.
  - On January 4, 2023, Wildcat sold 52% of all its outstanding membership interests of Lucky Cat, to Craveworthy in exchange for 520,000 Class A Units of Craveworthy.
  - Wildcat owns 3,791,717 Class A Units and 3,050,000 Class B Units of the Company.
  - In 2023, Wildcat entered into an unsecured indebtedness with Craveworthy LLC in the approximate amount of $208,436. This indebtedness will be documented before the end of 2023.

- RCS Holdings LLC ("RCS"): Gregg Majewski is the manager and 100% owner of RCS
  - RCS owns 2,700,000 Class B Units of the Company

- WIO Franchising LLC ("WIO"): Gregg Majewski is the manager of WIO
  - See – "Equity Contribution and Exchange Agreement" below for additional information).
- Mongolian Concepts New Holdings LLC: Gregg Majewski is a manager and holds approximately 12% ownership of Mongolian Concepts New Holdings LLC

Hassan R.Baqar (Craveworthy Manager)

- WIO Franchising LLC ("WIO "): Hassan R. Baqar is the Manager of WIO
  - See – "Equity Contribution and Exchange Agreement" below for additional information.

- FG Financial Group, Inc. ("FGF"): Hassan R. Baqar is the Chief Financial Officer and Executive Vice President of FGF, which controls FG Merchant Partners, LP, the holder of 3,000,000 Class B Units of the Company.

Kyle Cerminara (Craveworthy Manager)

- FG Financial Group, Inc. ("FGF"): Kyle Cerminara is the Chairman of FGF, which controls FG Merchant Partners, LP, the holder of 3,000,000 Class B Units of the Company.

FG Financial Group

On October 17, 2023 the Company and FG Financial Group, a related party, entered into a $1,711,787.45 senior secured promissory note. The promissory note is subject to a 15% per annum borrowing fee, 5% which is due in cash each quarter and 10% of which is accrued. The repayment amount shall be due and payable on October 16, 2024. Commencing on October 16, 2024, at the lender's option, the lender may convert its pro rata share of the outstanding and unpaid loan amount and all accrued and unpaid interests into Class A Units at a conversion price of $1.50 per Class A Unit.

On December 8, 2023 the promissory note was amended to include additional funding of $500,000. The total debt amount is $2,211,787.43. The Company intends to document this amendment by December 31, 2023.

Equity Contribution and Exchange Agreement

Capitalized terms not otherwise defined in this section shall have the meaning ascribed to them in the Equity and Contribution Agreement, dated January 25, 2023 between WIO Franchising Inc., a North Carolina corporation ("WIO"), the shareholders of WIO (as listed on Exhibit A thereto and defined as "Shareholders") and Craveworthy LLC, a Nevada LLC ("Craveworthy").

On January 25, 2023, WIO transferred all of its units in WIO Franchising, LLC a North Carolina Limited Liability Company ("NEWCO") to Craveworthy. In exchange for the transfer, Craveworthy transferred to WIO 3,500,000 Class A Units of Craveworthy.

Further, in exchange for the assignment to Craveworthy of the Franchise System, Craveworthy will make the Contingent Payments to WIO in the amount of 17% of the gross royalties collected by Craveworthy from WIO franchisees, provided that that aggregate amount of Contingent Payments shall not exceed $3,800,000.

Management Services Agreement

Capitalized terms not otherwise defined in this section shall have the meaning ascribed to them in the MS Agreement.

On January 1, 2023, the Company and Wildcat Investments, L.L.C., an Illinois limited liability company ("Wildcat"), RCS Holdings LLC, an Illinois limited liability company ("RCS") and FG Merchant Partners, LP, a Delaware limited partnership ("FG" and together with Wildcat and RCS, collectively the "Management Companies") entered into a Management Services Agreement (the "MS Agreement").

Pursuant to the terms of the MS Agreement the Management Companies will provide advisory, consulting and other services to the Company. In return the Management Companies will receive the following fees:
- Upon the consummation of a Third-Party Sale of the Company on or after the one-year anniversary of the Effective Date the aggregate Fee shall be equal to ten percent (10%) of the total net value of all consideration received by the Company or its equity owners (whether cash, stock, other property or a combination thereof) in a Third-Party Sale, after deduction of all legal and investment banking fees and any other transaction expenses payable by the Company or the shareholders to consummate the Third-Party Sale. The Fee shall be due and payable immediately following the consummation of the Third-Party Sale.

The aggregate Fee shall be allocated among the Management Companies as follows: (i) Wildcat: 34.86% of the aggregate Fee, (ii) RCS: 30.85% of the aggregate Fee, and (iii) FG: 34.29% of the aggregate Fee.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2023 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price of $1.05 for our current Regulation CF offering was determined based on the following information:
- Comparing our business model with similar industry business models.
- We also factored in the 5-10 year revenue projections.
- We considered the market trends, consumer demand, and growth opportunities.

REGULATORY INFORMATION

Disqualification

The Company any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the Company's website at www.craveworthybrands.com.

The Company must continue to comply with the ongoing reporting requirements until:
    (1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;
    (3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;
    (4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive the securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
- a change in minimum offering amount,
- change in security price,
- change in management, etc.

If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors whose funds have cleared and completed the KYC/AML process will be eligible for a rolling close. Those eligible investors will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at: https: https://issuanceexpress.com/craveworthy-regcf/.

CRAVEWORTHY LLC
FINANCIAL STATEMENT
JANUARY 3, 2023

WIO FRANCHISING, INC.
TABLE OF CONTENTS

_____

MONIS J. SIDDIQUI, CPA P.C.
Certified Public Accountant
917.309.5670

INDEPENDENT AUDITOR'S REPORT

To the Members of
Craveworthy LLC

Opinion

We have audited the financial statements of Craveworthy LLC which comprises the balance sheets as of January 3. 2023, and the related statements of operations, and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Craveworthy LLC as of January 3. 2023. and the results of its operations and its cash flows for the for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Craveworthy LLC, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Craveworthy LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Craveworthy LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Craveworthy LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.



Monis Siddiqui, CPA P.C.

Monis Siddiqui, CPA P.C.
Bellerose, NY
October 20, 2023

CRAVEWORTHY LLC
BALANCE SHEETS
FOR THE YEAR ENDED JANUARY 3, 2023

ASSETS

Current Assets	$	—
Total Assets	$	—

LIABILITIES AND MemberS' EQUITY (DEFICIT)

Current Liabilities		
Accounts payable & accrued expenses		1,798
Members' Equity (Deficit)		(1,798)
Total Liabilities and Members' Equity (Deficit)	$	—

CRAVEWORTHY LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY (DEFICIT)
FOR THE PERIOD OF DECEMBER 19, 2022 THROUGH JANUARY 3, 2023

Revenues	$ —
Operating Expenses	1,798
Net Income (loss)	(1,798)
Members' Equity - Beginning	—
Members' Contributions (Distributions)	—
Members' Equity (Deficit) - Ending	$ (1,798)

CRAVEWORTHY LLC
STATEMENTS OF CASH FLOW
FOR THE PERIOD OF DECEMBER 19, 2022 THROUGH JANUARY 3, 2023

Cash Flows from Operating Activities:		
Net Income (loss)	**$**	**(1,798)**
Depreciation		
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Changes in operating assets and liabilities;		
Accounts payable and accrued expenses		**1,798**
Net Increase in Cash		**—**
Cash - Beginning of Year		**—**
Cash overdraft - End of Year	**$**	**—**

See notes to financial statements

CRAVEWORTHY LLC
NOTES TO FINANCIAL STATEMENTS
_____

1. THE COMPANY

Craveworthy LLC is a Nevada limited liability company formed in December 2022 as a holding company to acquire and own restaurant franchising and operating companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under the accrual method, revenues are recognized when earned and expenses are recognized when a liability is incurred, without regard to disbursement of cash.

Concentration of Credit Risk-Financial instruments that potentially expose the Company to concentration of credit risk primarily consist of cash and cash equivalents. The balances in the Company's cash accounts did not exceed the Federal Deposit Insurance Company's (FDIC) insurance limit of $250,000. The Company maintains its cash and cash equivalents with accredited financial institutions.

Use of Estimates-The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes on Income- The Company's entity was organized as a limited liability company. Accordingly, under the internal revenue code, all taxable income or loss flows through to its members'. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

3. SUBSEQUENT EVENTS

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. In January 2023, 3 entities, Krafted Burgers Franchise LLC, The Budlong Franchise LLC and The Lucky Cat Poke Company LLC, in a series of transactions, all contributed their equity to Craveworthy LLC. Also in January 2023, WIO Franchising LLC contributed their equity in Craveworthy LLC. In August 2023, Craveworthy LLC in a series of transactions, acquired Mongolian Concepts, LLC.

On October 17, 2023, Craveworthy LLC secured funding of $1,711,787.45 from a related party, FG Financial Group, Inc. This amount represents both refinanced notes funded between March and June 2023 ($1,150,000 principal and $61,787.45 accrued interest) plus an incremental funding of $500,000. The note carries an interest rate of 15%, 5% which is due in cash each quarter and 10% of which is accrued. The loan plus accrued interest is convertible to equity at maturity. This was amended on December 8, 2023 to include an additional funding of $500,000. Note the total debt amount of $2,211,787.45 is subordinate to working capital funding of $208,435.88 provided previously by Wildcat Investments, LLC, a related party. This working capital debt will be documented before year end 2023. Subsequent events have been evaluated through December 8, 2023, the date the financial statements were available to be issued.

CRAVEWORTHY CF SPV, LLC
FINANCIAL STATEMENT
NOVEMBER 29, 2023

CRAVEWORTHY CF SPV, LLC
TABLE OF CONTENTS

_____

MONIS J. SIDDIQUI, CPA P.C.
Certified Public Accountant
917.309.5670

INDEPENDENT AUDITOR'S REPORT

To the Members of
Craveworthy CF SPV, LLC

Opinion
We have audited the financial statements of Craveworthy CF SPV, LLC which comprises the balance sheets as of November 29, 2023, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Craveworthy CF SPV, LLC as of November 29, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Craveworthy CF SPV, LLC, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Craveworthy CF SPV, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Craveworthy CF SPV, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Craveworthy CF SPV, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.



Monis Siddiqui, CPA P.C.

Monis Siddiqui, CPA P.C.
Bellerose, NY
December 3, 2023

CRAVEWORTHY CF SPV, LLC
BALANCE SHEETS
AS OF NOVEMBER 29, 2023

<u>**ASSETS**</u>

Current Assets	$	—
Total Assets	$	—

<u>**LIABILITIES AND MEMBERS' EQUITY (DEFICIT)**</u>

Current Liabilities	$	—
Members' Equity (Deficit)		—
Total Liabilities and Members' Equity (Deficit)	$	—

CRAVEWORTHY CF SPV, LLC
NOTES TO FINANCIAL STATEMENTS

_____

1. THE COMPANY

Craveworthy CF SPV, LLC (the "Company") was formed on November 29, 2023, under the laws of the State of Nevada. The Company will undertake the limited purpose of acquiring, holding, and disposing of securities issued by Craveworthy LLC. The Company is headquartered in South Elgin, IL. The Company's manager is Craveworthy LLC.

As of November 29, 2023 (inception), the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under the accrual method, revenues are recognized when earned and expenses are recognized when a liability is incurred, without regard to disbursement of cash.

Concentration of Credit Risk-Financial instruments that potentially expose the Company to concentration of credit risk primarily consist of cash and cash equivalents. The balances in the Company's cash accounts did not exceed the Federal Deposit Insurance Company's (FDIC) insurance limit of $250,000. The Company maintains its cash and cash equivalents with accredited financial institutions.

Use of Estimates-The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes on Income- The Company's entity was organized as a limited liability company. Accordingly, under the internal revenue code, all taxable income or loss flows through to its members'. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

3. SUBSEQUENT EVENTS

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required further adjustment or disclosure in the financial statements. Subsequent events were evaluated through December 3, 2023, the date the financial statements were available to be issued.

WIO FRANCHISING, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2021

WIO FRANCHISING, INC.
TABLE OF CONTENTS

_____

AKIVA MANNE
CERTIFIED PUBLIC ACCOUNTANT
905 HARRISON ST   ALLENTOWN, PA 18103

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
WIO Franchising, Inc.

Opinion

We have audited the financial statements of WIO Franchising, Inc. which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of operations, changes in shareholders' equity (deficit), and cash flows for the years ended December 31, 2021, and the period of January 13, 2020 (inception) to December 31, 2020, and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of WIO Franchising, Inc. as of December 31, 2021, and 2020, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of WIO Franchising, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 8 to the financial statements, the December 31, 2020, financial statements have been restated to correct certain misstatements discovered subsequent to the issuance of the Company's financial statements for the year ended December 31, 2020. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt WIO Franchising, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and dis-closures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circum-stances, but not for the purpose of expressing an opinion on the effectiveness of WIO Franchising, Inc.'s internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by manage-ment, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about WIO Franchising, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Akiva Manne, CPA
Allentown, PA
March 14, 2022

WIO FRANCHISING, INC.
BALANCE SHEETS

ASSETS

	DECEMBER 31	
	2021	**2020**
Current Assets		
Cash	$ 80,297	$ 53,657
Accounts receivable	27,697	18,456
Due from related party	65,194	60,694
Due from shareholder	74,358	—
Deferred commission	20,827	9,498
Total Current Assets	268,373	142,305
Deferred commission, net of current	167,849	80,308
Total Assets	$ 436,222	$ 222,613

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities		
Accounts payable & accrued expenses	$ 45,274	$ 7,673
Deferred revenue	226,680	18,400
Total Current Liabilities	271,954	26,073
Deferred revenue, net of current	318,686	155,147
Shareholders' Equity (Deficit)	(154,418)	41,393
Total Liabilities and Shareholders' Equity (Deficit)	$ 436,222	$ 222,613

WIO FRANCHISING, INC.
STATEMENTS OF OPERATIONS AND SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE YEAR ENDING DECEMBER 31, 2021, AND FOR THE PERIOD OF JANUARY 13, 2020
(INCEPTION) TO DECEMBER 31, 2020

	2021	2020
Revenues		
Royalties	$ 153,848	$ 97,993
Franchise fees	80,881	36,253
Marketing fees	50,344	26,226
Rebate income	45,172	23,901
Other franchise revenue	30	110
Total Revenue	330,275	184,483
Operating Expenses	453,886	125,480
Net Income (loss)	(123,611)	59,003
Shareholders' Equity - Beginning	41,393	—
Shareholders' (Distributions)	(72,200)	(17,610)
Shareholders' Equity (Deficit) - Ending	$ (154,418)	$ 41,393

WIO FRANCHISING, INC.
STATEMENTS OF CASH FLOW

FOR THE YEAR ENDING DECEMBER 31, 2021, AND FOR THE PERIOD OF JANUARY 13, 2020
(INCEPTION) TO DECEMBER 31, 2020

	2021	2020
Cash Flows from Operating Activities:		
Net Income (loss)	$ (123,611)	$ 59,003
Adjustments to reconcile net income (loss) to net cash		
provided by operating activities:		
Changes in operating assets and liabilities;		
Accounts receivable	(9,241)	(18,456)
Due from related party	(4,500)	(60,694)
Due from shareholder	(74,358)	—
Deferred commissions	(98,870)	(89,806)
Accounts payable and accrued expenses	37,601	7,673
Deferred revenue	371,819	173,547
	98,840	71,267
Cash Flows (Used) By Investing Activities:		
Shareholders' (distributions)	(72,200)	(17,610)
Net Increase in Cash	26,640	53,657
Cash - Beginning of Year	53,657	—
Cash - End of Year	$ 80,297	$ 53,657

---

1. THE COMPANY

WIO Franchising, Inc.**,** is a North Carolina limited liability company formed during January 2020. The Company sells franchises the opportunity to own and operate a quick service restaurant or mobile food truck, that sell a wide variety of chicken wings, and other menu items.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under the accrual method, revenues are recognized when earned and expenses are recognized when a liability is incurred, without regard to disbursement of cash.

Franchise Arrangements-The Company's franchise arrangements generally include a license which provides for payments of initial fees as well as continuing royalties to the Company based upon a percentage of sales. Under this arrangement, franchisees are granted the right to operate a WIO Franchising, Inc. franchise using the Company's system for a specified number of years. At December 31, 2021 and 2020, there were seven and five franchises operating.

Concentration of Credit Risk-Financial instruments that potentially expose the Company to concentration of credit risk primarily consist of cash and cash equivalents and franchisee accounts receivable. The balances in the Company's cash accounts did not exceed the Federal Deposit Insurance Company's (FDIC) insurance limit of $ 250,000. The Company maintains its cash and cash equivalents with accredited financial institutions.

Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Income Taxes-The Company has elected to be taxed as an "S" corporation for income tax purposes. Income for the Company passes through directly to the sole shareholders and is reported on the shareholders' individual income tax returns. Therefore, no provision or liability for federal or state income tax has been included in the financial statements.

Recent Accounting Pronouncements -In November 2021, the FASB issued ASU 2021-09 (Leases (Topic 842) Discount Rate for Lessees that are not Public Entities). For entities that have adopted Topic 842 as of November 11, 2021, the amendments in this Update are effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU 2016-02 in January 2019. The Company has assessed the impact of the adoption of ASU 2021-09 on its statement of financial condition and there is no material impact.

3. REVENUE RECOGNITION

The Company records revenue in accordance Accounting Standards Board ("FASB") and Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The transaction price attributable to performance obligations are recognized as the performance obligations are satisfied. The portion of the franchise fee, if any, that is not attributable to a distinct performance obligation are amortized over the life of the related franchise agreements. Commission paid for franchises are amortized over the life of the franchise agreement. The company adopted ASC-606 and ASU 2021-02 using the modified retrospective method starting with January 13, 2020.

4. DEFERRED REVENUE

In compliance with the Financial Accounting Standards Board ("FASB") new accounting standards for revenue recognition ("Topic 606") as adjusted by ASU 2021-02, the Company records its non-refundable franchise fees, net of amounts earned based on allowable direct services, as deferred revenues, to be recognized over the life of the franchise agreement. The non-refundable franchise fees received but not yet earned as of December 31, 2021, and December 31, 2020 was $545,366 and $173,547, respectively.

5. PREPAID COMMISSIONS

In compliance with the Financial Accounting Standards Board ("FASB") new accounting standards for revenue recognition ("Topic 606"), the Company records prepaid commission to be recognized over the life of the franchise agreement. The commissions paid but not expensed as of December 31, 2021, and December 31, 2020, was $188,676 and $89,806, respectively.

6. MARKETING FEES

As per the franchise agreements, the Company collects marketing fees on a continuing basis. These funds are used to advertise the brand name on behalf of all franchisees. For the years ending December 31, 2021, and 2020 the company collected $50,344 and $26,226 in marketing fees, respectively. For the years ending December 31, 2021, and 2020 the company expensed $54,458 and $29,60 on brand name marketing, respectively.

7. RELATED PARTY TRANSACTIONS

The Company periodically advances funds to its shareholders'. These advances are due upon demand and do not bear interest. At December 31, 2021 and December 31, 2020 the amount due from a shareholder totaled $74,358 and $0, respectively.

The Company pays various expenses on behalf of a corporate store which are attributable to the operations of that entity. The affiliate reimburses the Company for expenses paid on its behalf. The receivable balance from the corporate store as of December 31, 2021, and December 31, 2020, was $65,194 and $60,694, respectively.

8. PRIOR YEAR ADJUSTMENT

A restatement to the year ended December 31, 2020, financial statements was made to correct an overstatement of taxes payable of $13,555, and an overstatement of operating expenses of $13,555 The net adjustment as of December 31, 2020, resulted in an increase of $13.555 to net income and to shareholders' equity.

9. SUBSEQUENT EVENTS

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required further adjustment or disclosure in the financial statements through March 14, 2022, the date the financial statements were available to be issued.

WIO FRANCHISING, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2022

WIO FRANCHISING, INC.
TABLE OF CONTENTS

_____

MONIS J. SIDDIQUI, CPA P.C.
Certified Public Accountant
917.309.5670

INDEPENDENT AUDITOR'S REPORT

To the Members of
WIO Franchising, Inc.

Opinion

We have audited the financial statements of WIO Franchising, Inc. which comprises the balance sheets as of December 31, 2022, and the related statements of operations, and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of WIO Franchising, Inc. as of December 31, 2022. and the results of its operations and its cash flows for the for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. Weare required to be independent of WIO Franchising, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about WIO Franchising, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of WIO Franchising, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about WIO Franchising, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.



Monis Siddiqui, CPA P.C.

Monis Siddiqui, CPA P.C.
Bellerose, NY
October 23, 2023

WIO FRANCHISING, INC.
BALANCE SHEETS

	FOR THE YEAR ENDED DECEMBER	
	2022	2021
Current Assets		
Cash	$ 38,042	$ 80,297
Accounts receivable	6,256	27,697
Due from related party	9,634	65,194
Due from shareholder	70,358	74,358
Contract Assets	20,827	20,827
Total Current Assets	145,117	268,373
Fixed Assets, net	10,000	—
Contract Assets, net of current	147,022	167,849
Total Assets	$ 302,139	$ 436,222

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

	2022	2021
Current Liabilities		
Accounts payable & accrued expenses	$ 10,771	$ 45,274
Contract Liability	48,470	226,680
Total Current Liabilities	59,241	271,954
Contract Liability, net of current	344,122	318,686
Shareholders' Equity (Deficit)	(101,224)	(154,418)
Total Liabilities and Shareholders' Equity (Deficit)	$ 302,139	$ 436,222

WIO FRANCHISING, INC.
STATEMENTS OF OPERATIONS AND SHAREHOLDERS' EQUITY (DEFICIT)

	FOR THE YEAR ENDED DECEMBER	
	2022	2021
Revenues		
Royalties	$ 155,043	$ 153,848
Franchise fees	192,774	80,881
Marketing fees	55,387	50,344
Rebate income	38,456	45,172
Other franchise revenue	19,609	30
Total Revenue	461,269	330,275
Operating Expenses	559,648	453,886
Income from Operations	(98,379)	(123,611)
Gain on sale of Equipment	31,573	—
Net Income (loss)	(66,806)	(123,611)
Shareholders' Equity - Beginning	(154,418)	41,393
Shareholders' Contributions (Distributions)	120,000	(72,200)
Shareholders' Equity (Deficit) - Ending	$ (101,224)	$ (154,418)

WIO FRANCHISING, INC.
STATEMENTS OF CASH FLOW

	FOR THE YEAR ENDED DECEMBER	
	2022	2021
Cash Flows from Operating Activities:		
Net Income (loss)	$ (66,806)	$ (123,611)
Depreciation	2,500	—
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Changes in operating assets and liabilities;		
Accounts receivable	21,441	(9,241)
Due from related party	55,560	(4,500)
Due from shareholder	4,000	(74,358)
Contract Assets	20,827	(98,870)
Accounts payable and accrued expenses	(34,503)	37,601
Contract Liabilities	(152,774)	371,819
	(149,755)	98,840
Cash Flows (Used) By Investing Activities:		
Fixed asset acquisition	(12,500)	—
Shareholders' contributions (distributions)	120,000	(72,200)
Net Increase in Cash	(42,255)	26,640
Cash - Beginning of Year	80,297	53,657
Cash - End of Year	$ 38,042	$ 80,297

WIO FRANCHISING, INC.
NOTES TO FINANCIAL STATEMENTS

---

1. THE COMPANY

WIO Franchising, Inc.**,** is a North Carolina limited liability company formed during January 2020. The Company sells franchises the opportunity to own and operate a quick service restaurant or mobile food truck, that sell a wide variety of chicken wings, and other menu items.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under the accrual method, revenues are recognized when earned and expenses are recognized when a liability is incurred, without regard to disbursement of cash.

Franchise Arrangements-The Company's franchise arrangements generally include a license which provides for payments of initial fees as well as continuing royalties to the Company based upon a percentage of sales. Under this arrangement, franchisees are granted the right to operate a WIO Franchising, Inc. franchise using the Company's system for a specified number of years. At December 31, 2022 and 20221 there were eight and seven franchises operating.

Concentration of Credit Risk-Financial instruments that potentially expose the Company to concentration of credit risk primarily consist of cash and cash equivalents and franchisee accounts receivable. The balances in the Company's cash accounts did not exceed the Federal Deposit Insurance Company's (FDIC) insurance limit of $250,000. The Company maintains its cash and cash equivalents with accredited financial institutions.

Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Income Taxes-The Company has elected to be taxed as an "S" corporation for income tax purposes. Income for the Company passes through directly to the sole shareholders and is reported on the shareholders' individual income tax returns. Therefore, no provision or liability for federal or state income tax has been included in the financial statements.

Recent Accounting Pronouncements -In November 2021, the FASB issued ASU 2021-09 (Leases (Topic842) Discount Rate for Lessees that are not Public Entities). For entities that have adopted Topic 842 as of November 11, 2021, the amendments in this Update are effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU 2016-02 in January 2019. The Company has assessed the impact of the adoption of ASU 2021-09 on its statement of financial condition and there is no material impact.

3. REVENUE RECOGNITION

The Company records revenue in accordance Accounting Standards Board ("FASB") and Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The transaction price attributable to performance obligations are recognized as the performance obligations are satisfied. The portion of the franchise fee, if any, that is not attributable to a distinct performance obligation are amortized over the life of the related franchise agreements. Commission paid for franchises are amortized over the life of the franchise agreement. The company adopted ASC-606 and ASU 2021-02 using the modified retrospective method starting with January 13, 2020.

4. CONTRACT LIABILITIES

In compliance with the Financial Accounting Standards Board ("FASB") new accounting standards for revenue recognition ("Topic 606") as adjusted by ASU 2021-02, the Company records its non-refundable franchise fees, net of amounts earned based on allowable direct services, as deferred revenues, to be recognized over the life of the franchise agreement. The non-refundable franchise fees received but not yet earned as of December 31, 2022, and December 31, 2021 was $392,592 and $545,366, respectively.

5. CONTRACT ASSETS

In compliance with the Financial Accounting Standards Board ("FASB") new accounting standards for revenue recognition ("Topic 606"), the Company records prepaid commission to be recognized over the life of the franchise agreement. The commissions paid but not expensed as of December 31, 2022, and December 31, 2021, was $167,849 and $188,676, respectively.

6. MARKETING FEES

As per the franchise agreements, the Company collects marketing fees on a continuing basis. These funds are used to advertise the brand name on behalf of all franchisees. For the years ending December 31, 2022, and 2021 the company collected $55,387 and $50,344 in marketing fees, respectively. For the years ending December 31, 2022, and 2021 the company expensed $55,699 and $54,458 on brand name marketing, respectively.

7. RELATED PARTY TRANSACTIONS

The Company periodically advances funds to its shareholders'. These advances are due upon demand and do not bear interest. At December 31, 2022, and 2021 the amount due from a shareholder totaled $70,358 and $74,358, respectively.

The Company pays various expenses on behalf of a corporate store which are attributable to the operations of that entity. The affiliate reimburses the Company for expenses paid on its behalf. The receivable balance from the corporate store as of December 31, 2022, and 2021, was $9,634 and $65,194, respectively.

8. SUBSEQUENT EVENTS

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued.

In January 2023, Craveworthy LLC, a Nevada limited liability company, acquired the franchise system assets owned by WIO Franchising, Inc., a North Carolina corporation. Craveworthy immediately assigned the franchise system assets to WIO Franchising LLC, a Nevada limited liability company organized in January 2023. Simultaneously, WIO Franchising LLC acquired the non-franchise system assets directly from WIO Franchising, Inc. As consideration for both transactions, WIO Franchising, Inc. received equity in Craveworthy. WIO Franchising LLC is a subsidiary of Craveworthy LLC, a Nevada limited liability company.

In July 2023, WIO Ops LLC, a Nevada limited liability company, was formed and acquired the assets of a WIO Franchising LLC franchised restaurant in Trussville, Alabama. WIO Ops LLC is a wholly owned subsidiary of Craveworthy LLC, a Nevada limited liability company.

Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required further adjustment or disclosure in the financial statements through October 23, 2023, the date the financial statements were available to be issued.

WIO FRANCHISING LLC
FINANCIAL STATEMENT
FEBRUARY 15, 2023

WIO FRANCHISING LLC
TABLE OF CONTENTS

_____

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
WIO Franchising LLC

Opinion

We have audited the balance statement of WIO Franchising LLC, as of February 15, 2023 (inception), and the related notes to the financial statement.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of WIO Franchising LLC, as of February 15, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of WIO Franchising LLC, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about WIO Franchising LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of WIO Franchising LLC's internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about WIO Franchising LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.



Monis Siddiqui, CPA P.C.

Monis Siddiqui, CPA
Bellerose, NY
February 17, 2023

WIO FRANCHISING, LLC
BALANCE SHEET
FEBRUARY 15, 2023

ASSETS

Cash	**$ 120,000**
Total Assets	**$ 120,000**

STOCKHOLDERS' EQUITY

Current Liabilities	**$ -**
Stockholders' Equity	**120,000**
Stockholders' Equity	**$ 120,000**

See notes to financial statements

WIO FRANCHISING LLC
NOTES TO FINANCIAL STATEMENTS
_____

1. THE COMPANY

WIO Franchising, LLC is a Nevada Limited Liability Company formed in January 2023. The Company sells franchises the opportunity to own and operate a quick service restaurant or mobile food truck, that sells a wide variety of chicken wings, and other menu items.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under the accrual method, revenues are recognized when earned and expenses are recognized when a liability is incurred, without regard to disbursement of cash.

Franchise Arrangements-The Company's franchise arrangements generally include a license which provides for payments of initial fees as well as continuing royalties to the Company based upon a percentage of sales. Under this arrangement, franchisees are granted the right to operate a One Glow franchise, for a specified number of years.

Concentration of Credit Risk-Financial instruments that potentially expose the Company to concentration of credit risk primarily consist of cash and cash equivalents. The balances in the Company's cash accounts did not exceed the Federal Deposit Insurance Company's (FDIC) insurance limit of $250,000. The Company maintains its cash and cash equivalents with accredited financial institutions.

Use of Estimates-The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes on Income- The Company is an Limited Liability Company "LLC" for income tax purposes. There is no accrued tax payable as of February 17, 2023.

3. REVENUE RECOGNITION

The Company will record revenue in accordance Accounting Standards Board ("FASB") and Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The transaction price attributable to performance obligations will be recognized as the performance obligations are satisfied. The portion of the franchise fee, if any, that is not attributable to a distinct performance obligation will be amortized over the life of the related franchise agreements. Commissions paid for franchises will be amortized over the life of the franchise agreement.

4. SUBSEQUENT EVENTS

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required further adjustment or disclosure in the financial statements. Subsequent events have been evaluated through February 17, 2023, the date the financial statements were available to be issued.

KRAFTED BURGERS FRANCHISE LLC
FINANCIAL STATEMENT
JANUARY 3, 2023

KRAFTED BURGERS FRANCHISE LLC
TABLE OF CONTENTS

_____

MONIS J. SIDDIQUI, CPA P.C.
Certified Public Accountant
917.309.5670

INDEPENDENT AUDITOR'S REPORT

To the Members of
Krafted Burgers Franchise LLC

Opinion

We have audited the financial statements of Krafted Burgers Franchise LLC which comprises the balance sheets as of January 3. 2023, and the related statements of operations, and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Krafted Burgers Franchise LLC as of January 3. 2023. and the results of its operations and its cash flows for the for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Krafted Burgers Franchise LLC, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Krafted Burgers Franchise LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Krafted Burgers Franchise LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Krafted Burgers Franchise LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.



Monis Siddiqui, CPA P.C.

Monis Siddiqui, CPA P.C.
Bellerose, NY
October 26, 2023

KRAFTED BURGERS FRANCHISE LLC
BALANCE SHEETS
FOR THE YEAR ENDED JANUARY 3, 2023

ASSETS

Current Assets		
Cash and cash equivalent	$	293,147
Accounts receivable		5,698
Inventory		14,495
Total Current Assets		313,340
Right of use assets, operating lease		1,322,361
Fixed Assets, net of accumulated depreciation		429,255
Intangible, net of accumulated amortization		17,475
Security Deposits		12,500
Total Assets	$	2,094,931

LIABILITIES AND MemberS' EQUITY (DEFICIT)

Current Liabilities		
Accounts payable & accrued expenses		105,783
Due to related party		108,999
Due to other		11,000
Sales tax payable		8,548
ROU Liability - Operating Lease, current portion		180,407
Total Current Liabilities		414,737
ROU Liability - Operating Lease		1,129,509
Members' Equity (Deficit)		550,685
Total Liabilities and Members' Equity (Deficit)	$	2,094,931

KRAFTED BURGERS FRANCHISE LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY (DEFICIT)
FOR THE PERIOD OF MARCH 01, 2022 THROUGH JANUARY 3, 2023

Revenues	$	119,366
Cost of goods sold		139,278
Gross Profit		(19,912)
Operating Expenses		129,403
Net Income (loss)		(149,315)
Members' Equity - Beginning		—
Members' Contributions (Distributions)		700,000
Members' Equity (Deficit) - Ending	$	550,685

KRAFTED BURGERS FRANCHISE LLC
STATEMENTS OF CASH FLOW
FOR THE PERIOD OF MARCH 01, 2022 THROUGH JANUARY 3, 2023

Cash Flows from Operating Activities:		
Net Income (loss)	$	(149,315)
Depreciation		
Adjustments to reconcile net income (loss) to net cash		
provided by operating activities:		
Changes in operating assets and liabilities;		
Accounts receivable		(5,698)
Inventory		(14,495)
Security Deposits		(12,500)
Due to related party		108,999
Accounts payable and accrued expenses		105,783
Due to other		11,000
Sales tax payable		8,548
		52,322
Cash Flows (Used) By Investing Activities:		
Right of use assets, operating lease		(1,322,361)
Fixed asset acquisition		(429,255)
Intangible asset acquisition		(17,475)
Members' contributions (distributions)		700,000
		(1,069,091)
Cash Flows (Used) By Investing Activities:		
ROU Liability - Operating Lease		1,309,916
Net Increase in Cash		293,147
Cash - Beginning of Year		—
Cash overdraft - End of Year	$	293,147

KRAFTED BURGERS FRANCHISE LLC
NOTES TO FINANCIAL STATEMENTS
_____

1. THE COMPANY

Krafted Burgers Franchise LLC is a Illinois limited liability company formed in March 2022 to own and operate a fast-casual restaurant inspired by chef-curated burger bar entity utilizing the system created by Krafted Burgers Franchise LLC. The Company started operating restaurants on November 3, 2022.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under the accrual method, revenues are recognized when earned and expenses are recognized when a liability is incurred, without regard to disbursement of cash.

Concentration of Credit Risk-Financial instruments that potentially expose the Company to concentration of credit risk primarily consist of cash and cash equivalents. The balances in the Company's cash accounts did not exceed the Federal Deposit Insurance Company's (FDIC) insurance limit of $250,000. The Company maintains its cash and cash equivalents with accredited financial institutions.

Use of Estimates-The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes on Income- The Company's entity was organized as a limited liability company. Accordingly, under the internal revenue code, all taxable income or loss flows through to its members'. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

Fixed Assets - Fixed assets are stated at cost. Depreciation is provided by utilizing the straight-line method over an estimated useful life of *5 to 39* years.

3. LEASE COMMITMENTS

In November 2021, the FASB issued ASU 2021-09 (Leases (Topic842) Discount Rate for Lessees that are not Public Entities). For entities that have adopted Topic 842 as of November 11, 2021, the amendments in this Update are effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU 2016-02 in January 2019.

The Company has assessed the impact of the adoption of ASU 2021-09 on its statement of financial condition, there are 2 current operating leases outstanding with weighted average lease term of 7.96 years and weighted average discount rate of 1.66%. The Company has capitalized right-of-use asset with the value of $1,322,361, net of accumulated depreciation for the period ended January 3, 2023. The Company assessed the lease liability of $1,338,359 with a reduction of $28,444 in lease liability for the period ended January 3, 2023.

As of January 3, 2023, the company has a current lease liability of $180,407 due in 2023 and $1,129,509 non-current lease liability.

4. REVENUE RECOGNITION

The Company will record revenue in accordance Accounting Standards Board ("FASB") and Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The transaction price attributable to performance obligations will be recognized as the performance obligations are satisfied. The portion of the franchise fee, if any, that is not attributable to a distinct performance obligation will be amortized over the life of the related franchise agreements. Commissions paid for franchises will be amortized over the life of the franchise agreement.

5. SUBSEQUENT EVENTS

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. In January 2023, the Company opened a location in Elmhurst, IL. Subsequent events have been evaluated through October 26, 2023, the date the financial statements were available to be issued.

THE BUDLONG FRANCHISE LLC
FINANCIAL STATEMENT
JANUARY 3, 2023

THE BUDLONG FRANCHISE LLC
TABLE OF CONTENTS

_____

MONIS J. SIDDIQUI, CPA P.C.

Certified Public Accountant

917.309.5670

INDEPENDENT AUDITOR'S REPORT

To the Members of
The Budlong Franchise LLC

Opinion
We have audited the financial statements of The Budlong Franchise LLC which comprises the balance sheets as of January 3. 2023, and the related statements of operations, and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of The Budlong Franchise LLC as of January 3. 2023. and the results of its operations and its cash flows for the for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of The Budlong Franchise LLC, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about The Budlong Franchise LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of The Budlong Franchise LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about The Budlong Franchise LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.



Monis Siddiqui, CPA P.C.

Monis Siddiqui, CPA P.C.
Bellerose, NY
October 25, 2023

THE BUDLONG FRANCHISE LLC
BALANCE SHEETS
FOR THE YEAR ENDED JANUARY 3, 2023

<u>**ASSETS**</u>

Current Assets		
Accounts receivable	$	109,700
Prepaid Expenses		639
Total Current Assets		110,339
Right of use assets, operating lease		464,796
Security Deposits		37,498
Total Assets	$	612,633

<u>**LIABILITIES AND MEMBERS' EQUITY (DEFICIT)**</u>

Current Liabilities		
Cash overdraft	$	13,002
Accounts payable & accrued expenses		132,883
Due from other		53,899
Sales tax payable		72,325
ROU Liability - Operating Lease, current portion		102,161
Total Current Liabilities		374,270
ROU Liability - Operating Lease		357,659
Members' Equity (Deficit)		(119,296)
Total Liabilities and Members' Equity (Deficit)	$	612,633

THE BUDLONG FRANCHISE LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY (DEFICIT)
FOR THE PERIOD OF JUNE 01, 2022 THROUGH JANUARY 3, 2023

Revenues	**$**	**678,766**
Cost of goods sold		**260,263**
Gross Profit		**418,503**
Operating Expenses		**637,799**
Net Income (loss)		**(219,296)**
Members' Equity - Beginning		**—**
Members' Contributions (Distributions)		**100,000**
Members' Equity (Deficit) - Ending	**$**	**(119,296)**

See notes to financial statements

THE BUDLONG FRANCHISE LLC
STATEMENTS OF CASH FLOW
FOR THE PERIOD OF JUNE 01, 2022 THROUGH JANUARY 3, 2023

Cash Flows from Operating Activities:		
Net Income (loss)	$	(219,296)
Depreciation		
Adjustments to reconcile net income (loss) to net cash		
provided by operating activities:		
Changes in operating assets and liabilities;		
Accounts receivable		(109,700)
Prepaid Expenses		(639)
Security Deposits		(37,498)
Accounts payable and accrued expenses		132,883
Due from other		53,899
Sales tax payable		72,325
		(108,026)
Cash Flows (Used) By Investing Activities:		
Right of use assets, operating lease		(464,796)
Members' contributions (distributions)		100,000
		(364,796)
Cash Flows (Used) By Investing Activities:		
ROU Liability - Operating Lease		459,820
Net Increase in Cash		(13,002)
Cash - Beginning of Year		—
Cash overdraft - End of Year	$	(13,002)

THE BUDLONG FRANCHISE LLC
NOTES TO FINANCIAL STATEMENTS
_____

1. THE COMPANY

The Budlong Franchise LLC is a Illinois limited liability company formed in June 2022 to offer franchisees the opportunity to own and operate a fast-casual restaurant inspired by Nashville hot chicken entity utilizing the system created by The Budlong Franchise LLC. The Company started operating restaurants on September 7, 2022.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under the accrual method, revenues are recognized when earned and expenses are recognized when a liability is incurred, without regard to disbursement of cash.

Concentration of Credit Risk-Financial instruments that potentially expose the Company to concentration of credit risk primarily consist of cash and cash equivalents. The balances in the Company's cash accounts did not exceed the Federal Deposit Insurance Company's (FDIC) insurance limit of $250,000. The Company maintains its cash and cash equivalents with accredited financial institutions.

Use of Estimates-The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes on Income- The Company's entity was organized as a limited liability company. Accordingly, under the internal revenue code, all taxable income or loss flows through to its members'. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

3. LEASE COMMITMENTS

In November 2021, the FASB issued ASU 2021-09 (Leases (Topic842) Discount Rate for Lessees that are not Public Entities). For entities that have adopted Topic 842 as of November 11, 2021, the amendments in this Update are effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU 2016-02 in January 2019.

The Company has assessed the impact of the adoption of ASU 2021-09 on its statement of financial condition, there are 9 current operating leases outstanding with weighted average lease term of 4.42 years and weighted average discount rate of 1.40%. The Company has capitalized right-of-use asset with the value of $464,796, net of accumulated depreciation for the year ended January 3, 2023. The Company assessed the lease liability of $459,820 with a reduction of $39,465 in lease liability for the year ended January 3, 2023.

As of January 3, 2023, the company has a current lease liability of $102,161 due in 2023 and $357,659 non-current lease liability.

_____

4. REVENUE RECOGNITION

The Company will record revenue in accordance Accounting Standards Board ("FASB") and Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The transaction price attributable to performance obligations will be recognized as the performance obligations are satisfied. The portion of the franchise fee, if any, that is not attributable to a distinct performance obligation will be amortized over the life of the related franchise agreements. Commissions paid for franchises will be amortized over the life of the franchise agreement.

5. SUBSEQUENT EVENTS

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. In July 2023, the Company closed the Hyde Park location in Chicago, IL and opened a co-branded location in Oak Brook, IL with The Lucky Cat Poke Company, LLC. Subsequent events have been evaluated through October 25, 2023, the date the financial statements were available to be issued.

THE LUCKY CAT POKE COMPANY LLC
FINANCIAL STATEMENTS
JANUARY 3, 2023

THE LUCKY CAT POKE COMPANY LLC
TABLE OF CONTENTS

_____

INDEPENDENT AUDITOR'S REPORT

To the Members of
The Lucky Cat Poke Company LLC

Opinion
We have audited the financial statements of The Lucky Cat Poke Company LLC which comprises the balance sheets as of January 3. 2023, and the related statements of operations, and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of The Lucky Cat Poke Company LLC as of January 3. 2023. and the results of its operations and its cash flows for the for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of The Lucky Cat Poke Company LLC, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about The Lucky Cat Poke Company LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of The Lucky Cat Poke Company LLC's internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about The Lucky Cat Poke Company LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.



Monis Siddiqui, CPA P.C.

Monis Siddiqui, CPA P.C.
Bellerose, NY
October 20, 2023

THE LUCKY CAT POKE COMPANY LLC
BALANCE SHEETS
FOR THE YEAR ENDED JANUARY 3, 2023

ASSETS

Current Assets	$	—
Total Assets	$	—

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Shareholders' Equity (Deficit)	$	—
Total Liabilities and Shareholders' Equity (Deficit)	$	—

1. THE COMPANY

The Lucky Cat Poke Company LLC**,** is a Illinois limited liability company formed during December 2022. The Company is a fresh, fast & delicious fast-casual Poke restaurant business. The company opened its first location in Oak Brook Illinois in Summer 2023, along with 55 ghost-kitchen units going live in 2024.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under the accrual method, revenues are recognized when earned and expenses are recognized when a liability is incurred, without regard to disbursement of cash.

Concentration of Credit Risk-Financial instruments that potentially expose the Company to concentration of credit risk primarily consist of cash and cash equivalents and franchisee accounts receivable. The balances in the Company's cash accounts did not exceed the Federal Deposit Insurance Company's (FDIC) insurance limit of $250,000. The Company maintains its cash and cash equivalents with accredited financial institutions.

Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Income Taxes- The Company's entity was organized as a limited liability company. Accordingly, under the internal revenue code, all taxable income or loss flows through to its members'. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

3. REVENUE RECOGNITION

The Company records revenue in accordance Accounting Standards Board ("FASB") and Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The transaction price attributable to performance obligations are recognized as the performance obligations are satisfied. The portion of the franchise fee, if any, that is not attributable to a distinct performance obligation are amortized over the life of the related franchise agreements. Commission paid for franchises are amortized over the life of the franchise agreement. The company adopted ASC-606 and ASU 2021-02 using the modified retrospective method starting with January 13, 2020.

4. SUBSEQUENT EVENTS

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required further adjustment or disclosure in the financial statements through October 20, 2023, the date the financial statements were available to be issued.

MONGOLIAN CONCEPTS, LLC
CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 3, 2023 AND JANUARY 4, 2022

MONGOLIAN CONCEPTS, LLC
TABLE OF CONTENTS

_____

MONIS J. SIDDIQUI, CPA P.C.

Certified Public Accountant

917.309.5670

INDEPENDENT AUDITOR'S REPORT

To the Members of
Mongolian Concepts, LLC

Opinion

We have audited the financial statements of Mongolian Concepts, LLC which comprises the balance sheets as of January 3. 2023 and January 4, 2022, and the related statements of operations, and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Mongolian Concepts, LLC as of January 3. 2023 and January 4, 2022. and the results of its operations and its cash flows for the for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Mongolian Concepts, LLC, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Mongolian Concepts, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Mongolian Concepts, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Mongolian Concepts, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.



Monis Siddiqui, CPA P.C.

Monis Siddiqui, CPA P.C.
Bellerose, NY
October 31, 2023

MONGOLIAN CONCEPTS, LLC
CONSOLIDATED BALANCE SHEETS

<u>**ASSETS**</u>

	PERIOD ENDED	
	JANUARY 3, 2023	**JANUARY 4, 2022**
Current Assets		
Cash and cash equivalent	$ 1,178,477	$ 760,675
Accounts receivable	684,524	541,594
ERC receivable	2,767,622	3,913,056
Inventory	751,519	513,797
Due from related party	2,013,978	1,324,187
Prepaid Expenses	381,683	448,725
Prepaid Insurance	482,815	60,432
Note Receivable	85,209	—
Total Current Assets	8,345,827	7,562,466
Right of use assets, operating lease	32,599,439	—
Fixed Assets, net of accumulated depreciation	4,829,283	5,755,375
Intangible, net of accumulated amortization	2,164,037	2,522,794
Construction in progress	84,242	170,221
Security Deposits	164,344	145,629
Total Assets	$ 48,187,172	$ 16,156,485

<u>**LIABILITIES AND MEMBERS' EQUITY (DEFICIT)**</u>

Current Liabilities		
Accounts payable & accrued expenses	$ 8,655,292	$ 4,284,250
Deferred rent	—	1,245,659
Other Current Liability	240,453	236,362
Deferred Taxes	171,801	—
Deferred Revenue	19,000	38,000
Due to other	159,950	—
Sales tax payable	1,574,633	517,444
Gift card liability	1,125,234	1,083,747
ROU Liability - Operating Lease, current portion	5,373,078	—
Total Current Liabilities	17,319,441	7,405,462
ROU Liability - Operating Lease	27,750,223	—
Contract Liability	211,885	280,356
Loan Payable	5,593,324	6,309,900
Note Payable	—	1,488,329
Members' Equity (Deficit)	(2,687,701)	672,438
Total Liabilities and Members' Equity (Deficit)	$ 48,187,172	$ 16,156,485

MONGOLIAN CONCEPTS, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY (DEFICIT)

	PERIOD ENDED	
	JANUARY 3, 2023	**JANUARY 4, 2022**
Revenues		
Sales	$ 54,007,037	$ 50,261,333
Franchise Fee	83,471	95,339
Royalty Income	1,912,698	2,002,319
Marketing Income	1,383,226	1,173,011
Rebate income	364,875	293,714
Other franchise revenue	7,068	203,980
Total Revenue	57,758,375	54,029,696
Cost of goods sold	16,801,698	14,447,770
Gross Profit	40,956,677	39,581,926
Operating Expenses	45,921,957	38,162,299
Income (loss) from operations	(4,965,280)	1,419,627
Other Income & Expenses		
PPP Loan Forgiveness income	1,376,329	10,778,700
Loss on disposal of assets	(461,535)	—
	914,794	10,778,700
Net Income (loss)	(4,050,486)	12,198,327
Members' Equity (Deficit) - Beginning	672,438	(11,477,174)
Members' Contributions (Distributions)	690,347	(48,715)
Members' Equity (Deficit) - Ending	$ (2,687,701)	$ 672,438

MONGOLIAN CONCEPTS, LLC
CONSOLIDATED STATEMENTS OF CASH FLOW

	PERIOD ENDED	
	JANUARY 3, 2023	JANUARY 4, 2022
Cash Flows from Operating Activities:		
Net Income (loss)	$ (4,050,486)	$ 12,198,327
Depreciation		
Adjustments to reconcile net income (loss) to net cash		
provided by operating activities:		
Changes in operating assets and liabilities;		
Accounts receivable	(142,930)	(175,182)
ERC receivable	1,145,434	(3,913,056)
Inventory	(237,722)	(186,521)
Due from related party	(689,791)	708,289
Prepaid Expenses	67,042	(363,565)
Prepaid Insurance	(422,383)	(62,862)
Security Deposits	(18,715)	3,092
Accounts payable and accrued expenses	4,371,042	1,370,297
Deferred rent	(1,245,659)	(1,117,397)
Other current liability	4,091	80,786
Deferred taxes	171,801	(449,726)
Deferred Revenue	(19,000)	(19,000)
Due to other	159,950	—
Sales tax payable	1,057,189	284,500
Gift card liability	41,487	81,956
Contract liability	(68,471)	(80,268)
	122,879	8,359,670
Cash Flows (Used) By financing Activities:		
PPP Loan forgiveness		
Loan Payable	(716,576)	(3,080,179)
Note receivable	(85,209)	71,268
Note Payable	(1,488,329)	(5,830,217)
Right of use Liability, operating lease	33,123,301	—
	30,833,187	(8,839,128)
Cash Flows (Used) By Investing Activities:		
Right of use assets, operating lease	(32,599,439)	—
Fixed asset acquisition	926,092	(348,731)
Intangible asset acquisition	358,757	358,757
Construction in Progress	85,979	56,562
Members' contributions (distributions)	690,347	(48,715)
	(30,538,264)	17,873
Net Increase in Cash	417,802	(461,585)
Cash - Beginning of Year	760,675	1,222,260
Cash - End of Year	$ 1,178,477	$ 760,675

MONGOLIAN CONCEPTS, LLC
NOTES TO FINANCIAL STATEMENTS
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1. THE COMPANY

Mongolian Concepts, LLC is a Texas limited liability company formed in November 2017 as a holding company for Asian stir-fry inspired restaurant franchising and operating companies. Mongolian Concepts, LLC fully owns DK Group 2008, Inc., and owns 60% of Grill Group 2017, LLC, the other 40% held by other investors. DK Group 2008, Inc. fully owns Mongolian Operating Company, LLC, Mongolian Management Investment Company, LLC, and DK Flat Top Grill, LLC. Grill Group 2017, LLC fully owns Grill Operations 2017, LLC and Genghis Grill Franchise Concepts, LP. Mongolian Concepts, LLC and all its subsidiaries will be collectively referred to hereafter as "the Company"). At January 3, 2023, the Company had 40 corporate owned restaurant locations and 30 franchise locations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Accounting-*The accompanying consolidated financial statements have been prepared on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under the accrual method, revenues are recognized when earned and expenses are recognized when a liability is incurred, without regard to disbursement of cash. The Company operates on a 13, 4 week period fiscal year.

*Concentration of Credit Risk-*Financial instruments that potentially expose the Company to concentration of credit risk primarily consist of cash and cash equivalents. The balances in the Company's cash accounts did not exceed the Federal Deposit Insurance Company's (FDIC) insurance limit of $250,000. The Company maintains its cash and cash equivalents with accredited financial institutions.

*Use of Estimates-*The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes on Income- The Company's entity was organized as a limited liability company. Accordingly, under the internal revenue code, all taxable income or loss flows through to its members'. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

Fixed Assets - Fixed assets are stated at cost. Depreciation is provided by utilizing the straight-line method over an estimated useful life of *5 to 39* years.

Inventory - Inventory-The Company values the inventory at the lower of cost and market. The company periodically reviews the value of items in inventory and provides spoilage of inventory based on its

assessment.## 3. LEASE COMMITMENTS

In November 2021, the FASB issued ASU 2021-09 (Leases (Topic842) Discount Rate for Lessees that are not Public Entities). For entities that have adopted Topic 842 as of November 11, 2021, the amendments in this Update are effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU 2016-02 in January 2022.

The Company has assessed the impact of the adoption of ASU 2021-09 on its statement of financial condition, the impact has been summarized by entity as shown below:

3. LEASE COMMITMENTS (cont'd)

	DK FLAT TOP GRILL, LLC	GRILL OPERATIONS 2017, LLC	MONGOLIAN OPERATING COMPANY, LLC	CONSOLIDATED
Weighted average lease term	5.14 years	10.08 years	12.13 years	10.05 years
Weighted average discount rate	1.51%	1.72%	1.82%	1.73%
ROU asset value	3,496,357	22,555,852	6,547,230	32,599,439
Current Lease Liability	838,988	3,049,742	1,484,348	5,373,078
Long-term Lease Liability	2,895,834	19,658,853	5,195,536	27,750,223

4. ERC RECEIVABLE

The Employee Retention Credit (ERC) – sometimes called the Employee Retention Tax Credit or ERTC – is a refundable tax credit for businesses and tax-exempt organizations. The ERTC is a refundable credit that businesses can claim on qualified wages, including certain health insurance costs, paid to employees. Per CARES act of 2020, employers who qualify the credit can be claimed against 50 percent of qualified wages paid, up to $10,000 per employee annually for wages paid between March 13 and Dec. 31, 2020. As per American Rescue Plan Act of 2021 The credit remains at 70% of qualified wages up to a $10,000 limit per quarter so a maximum of $7,000 per employee per quarter. So, an employer could claim $7,000 per quarter per employee through the first three quarters of 2021 after the passage of the Infrastructure Investment and Jobs Act changed the end date of the program for most businesses. However, Recovery Startup Businesses were eligible through the end of 2021. They could be eligible to take a credit of up to $50,000 for the third and fourth quarters of 2021. The Company has ERC receivable of $2,767,622 as of January 3, 2023.

5. LOAN PAYABLE

On October 26, 2021, DK Flat Top Grill, LLC entered a SBA loan agreement in the amount of $500,000. The loan was secured by assets of the Company and payable in installments of $2,575.00 including interest at 3.75%. Final payments are due October 2051. The balance of loan at January 3, 2023 is $509,900.

On August 31, 2021, Mongolian Concepts, LLC entered a loan agreement in the amount of $5,800,000. The loan was secured by assets of the Company and payable in installments of $69,048.00 including interest at Wall Street Journal published prime rate "prime" plus 2.00% through August 31, 2023 and on after September 1, 2023 at prime plus 3.00%. Final payments are due August 31, 2024. The balance of loan at January 3, 2023 is $4,971,424.

6. REVENUE RECOGNITION

The Company will record revenue in accordance Accounting Standards Board ("FASB") and Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The transaction price attributable to performance obligations will be recognized as the performance obligations are satisfied. The portion of the franchise fee, if any, that is not attributable to a distinct performance obligation will be amortized over the life of the related franchise agreements. Commissions paid for franchises will be amortized over the life of the franchise agreement.

7. RELATED PARTY TRANSACTIONS

The Company periodically advances funds to its related parties. These advances are due upon demand and do not bear interest. At January 3, 2023 and January 4, 2022 the amount due from a related party totaled $2,013,978 and $1,324,187, respectively.

8. THE PAYCHECK PROTECTION PROGRAM

During the year 2020 and 2021 the Company received unsecured loans in the amount of $12,155,029 under the Paycheck Protection Program (the "PPP"). Under the CARES Act loan forgiveness is available for the sum of documented payroll costs, covered rent payments and covered utilities during the measurement period beginning on the date of first disbursement of the PPP loans.

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. The Company determined it most appropriate to account for the PPP loan proceeds as an in-substance government grant because the Company has received notice of forgiveness during all throughout 2021 and 2022. The Company has elected to recognize government grant income separately within other income to present a clear distinction in its financial statements between its operating income and the amount of net income resulting from the PPP loan and subsequent forgiveness.

9. SUBSEQUENT EVENTS

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued.

In April 2023, the West U franchised location in Houston, TX closed.

In May 2023, the Arrowhead franchised location in Glendale, AZ closed.

In June 2023, the Gateway franchised location in Columbus, OH opened,

In July 2023, the Augusta, GA franchised location closed.

In August 2023, the Macon, GA franchised location closed.

On August 1, 2023, Genghis Grill Franchise Concepts, LP assigned all of its assets and liabilities to Genghis Grill Franchise LLC, a newly-formed Nevada limited liability company. Genghis Grill Franchise Concepts, LP was subsequently dissolved. Genghis Grill Franchise LLC is a wholly-owned subsidiary of Grill Group 2017, LLC, a Texas limited liability company. Grill Group 2017, LLC is a wholly-owned subsidiary of Craveworthy LLC.

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9. SUBSEQUENT EVENTS (cont'd)

On August 1, 2023, Mongolian Management and Investment Company, LLC assigned all of its assets and liabilities to BD Mongolian Grill Franchise LLC, a newly-formed Nevada limited liability company. Mongolian Management and Investment Company, LLC was subsequently dissolved. BDs Mongolian Grill Franchise LLC is a wholly-owned subsidiary of DK Group 2008, Inc., a Delaware corporation. DK Group 2008, Inc. is a wholly-owned subsidiary of Craveworthy LLC.

On August 1, 2023, First Horizon Bank agreed to a modification of its existing Loan Agreement in connection with the restructuring and acquisition of the subsidiaries of Mongolian Concepts, LLC by Craveworthy LLC. The loan was modified with similar terms and securitization as its previous agreement.

Subsequent events have been evaluated through October 31, 2023, the date the financial statements were available to be issued.